Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-47754

$325,000,000

Senior Exchangeable Notes due November 15, 2008 of EOP Operating Limited Partnership

Exchangeable Into Common Shares of Beneficial Interest of Equity Office
Properties Trust

      Holders of the senior exchangeable notes due November 15, 2008 of EOP Operating Limited Partnership, or EOP Partnership, may offer the notes and the common shares of beneficial interest of Equity Office Properties Trust, or Equity Office, issuable upon exchange of the notes for resale from time to time and at market prices prevailing at the time of sale or at privately negotiated prices. The notes are issuable only in registered form, without coupons, in denominations of $100,000 and integral multiples of $1,000. Neither EOP Partnership nor Equity Office will receive any of the proceeds from these sales.

      Interest on the notes is payable in arrears on May 15 and November 15 of each year, beginning on November 15, 2000, in an amount equal to the greater of:

•	7.25% per annum, which equals $36.25 per $1,000 principal amount of notes semiannually; and
•	the product of:

—	two times the regular cash distribution paid by Equity Office on each of its common shares for the most recent quarter; and
—	the number of Equity Office common shares into which each $1,000 principal amount of notes is exchangeable.

      On or after November 22, 2000, unless earlier redeemed or repurchased, the notes are exchangeable into Equity Office common shares at an initial exchange price of $34.00 per share, which may be adjusted in specified events. However, if the closing price per Equity Office common share on the New York Stock Exchange, or NYSE, at the time a holder exercises its exchange right is less than the exchange price, an exercising holder will receive, instead of Equity Office common shares, cash in an amount equal to 97% of the product of:

•	the number of Equity Office common shares into which the principal amount of the exercised notes would otherwise be exchangeable; and

•	the closing price per Equity Office common share.

      Equity Office’s common shares are traded on the NYSE under the symbol “EOP.” On November 29, 2000, the closing price of Equity Office’s common shares on the NYSE was $29  7/8 per share. To assist Equity Office in maintaining its qualification as a real estate investment trust, or REIT, for federal income tax purposes, Equity Office’s declaration of trust imposes restrictions on the ownership of Equity Office common shares, including the deemed ownership of the Equity Office common shares issuable upon exchange of the notes.

      The notes mature on November 15, 2008. However, EOP Partnership may redeem some or all of the notes at any time after November 15, 2004 for cash at a price equal to 100% of the principal amount to be redeemed, plus any accrued but unpaid interest.

      The notes are senior unsecured obligations of EOP Partnership and rank equally with all other unsecured and unsubordinated indebtedness of EOP Partnership. The notes effectively are subordinated to all mortgages and other secured indebtedness of EOP Partnership as well as to all indebtedness and other liabilities of EOP Partnership’s subsidiaries. The payment of principal and interest on the notes is fully and unconditionally guaranteed by Equity Office. Equity Office, however, has no assets other than its investment in EOP Partnership.

      The principal executive offices of EOP Partnership and Equity Office are located at Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606, and the telephone number of EOP Partnership and Equity Office is (312) 466-3300.

Investing in the notes and the Equity Office common shares issuable upon exchange of the notes involves a high degree of risk. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities offered by this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December 5, 2000.

Risk Factors
About Eop Partnership and Equity Office
A Warning About Forward-Looking Statements
Where You Can Find More Information
Use of Proceeds
Ratios of Earnings to Fixed Charges
Description of the Notes
Material U.S. Federal Income Tax Consequences
Selling Holders
Plan of Distribution
Experts
Legal Matters

RISK FACTORS

      In addition to the risks relating to the businesses of EOP Partnership and Equity Office, which are incorporated by reference in this prospectus from the Form 10-Ks of EOP Partnership and Equity Office for the year ended December 31, 1999 and other SEC filings of EOP Partnership and Equity Office, and the other information included in this prospectus, including the matters addressed in “A Warning About Forward-Looking Statements” on page 3 of this prospectus, investors should carefully consider the following risk factors before making an investment decision concerning the notes and the Equity Office common shares issuable upon exchange of the notes.

      You may not be able to sell your notes. We issued the notes in August and September 2000 in a private placement. The notes were sold by the initial purchaser to qualified institutional buyers and to non-U.S. persons outside the United States in transactions exempt from registration under the Securities Act. The notes currently trade on the Private Offerings, Resales and Trading Through Linkages, or PORTAL, market. However, any notes sold under this prospectus will no longer trade on the PORTAL market. As a result, you may be unable to sell your notes. We do not intend to list the notes on the NYSE or any other national securities exchange or on the over-the-counter market.

      An active trading market for the notes may not develop or last, in which case the trading price of the notes could be adversely affected. If an active trading market does develop, the notes might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	the trading price of Equity Office common shares;

•	general economic conditions; and

•	our financial condition, performance and prospects.

      The notes are issuable only in fully registered form, without coupons, in minimum denominations of $100,000 and integral multiples of $1,000 above $100,000, which may further restrict their marketability.

      The initial purchaser of the notes has informed us that it intends to make a market in the notes. However, it is not obligated to do so, and it may discontinue any market-making activity at any time without notice.

      Under Equity Office’s declaration of trust, which imposes restrictions on the ownership of Equity Office common shares, your ownership of notes will be deemed to be the ownership of Equity Office common shares issuable upon exchange of the notes. For purposes of the restrictions on ownership of Equity Office common shares contained in Equity Office’s declaration of trust, and the obligation to provide notice to Equity Office regarding beneficial ownership in excess of specified amounts, your ownership of notes will be deemed to be ownership of the Equity Office common shares issuable upon exchange of the notes.

      There may be adverse income tax consequences to you if the interest payable on the notes is greater than the fixed annual rate of 7.25%. Under some circumstances, the interest payable on the notes may be greater than the fixed annual rate of 7.25%. See “Description of the Notes—Principal and Interest” beginning on page 6 of this prospectus. If these greater amounts are paid:

•	the timing of income that you must recognize could be affected; and

•	non-U.S. holders would be subject to a withholding tax of 30%, or a lower treaty rate, if applicable, on the interest paid in excess of the annual rate of 7.25%.

      See “Material U.S. Federal Income Tax Consequences—Material Federal Income Tax Consequences Relating to the Notes” beginning on page 23 of this prospectus.

ABOUT EOP PARTNERSHIP AND EQUITY OFFICE

      Equity Office, a Maryland real estate investment trust, is the nation’s largest publicly held owner and operator of office properties, with a portfolio of 380 office buildings containing approximately 99.1 million square feet in 24 states and the District of Columbia as of November 29, 2000. Equity Office, which has elected to be taxed as a REIT for federal income tax purposes, is an independent real estate company that manages all aspects of its operations internally.

      Equity Office is the general partner of, and owns a controlling interest in, EOP Partnership, a Delaware limited partnership. Equity Office owns all of its assets and conducts all of its operations through EOP Partnership, which is engaged primarily in acquiring, owning, operating and leasing office properties. Equity Office and EOP Partnership were organized in 1996 and 1997, respectively, and both began operations in 1997 to continue and expand the national office property business of Mr. Samuel Zell, chairman of the board of trustees of Equity Office, and his affiliates.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      We make forward-looking statements in this prospectus, and in documents that are incorporated by reference in this prospectus, that are subject to risks and uncertainties. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” or similar expressions are forward-looking statements. Many factors, some of which are discussed elsewhere in this prospectus and in the documents incorporated by reference in this prospectus, could affect the future financial results of EOP Partnership and Equity Office and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this prospectus. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements in this prospectus include, among others, the factors discussed under the caption “Risk Factors” in the Form 10-Ks of EOP Partnership and Equity Office filed with the SEC and incorporated by reference in this prospectus, changes in general economic conditions, including changes in the economic conditions affecting industries in which our principal tenants compete, our ability to timely lease or re-lease space at current or anticipated rents, our ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, our ability to attract and retain high quality personnel at a reasonable cost in a highly competitive labor environment, future demand for our debt and equity securities, our ability to refinance our debt on reasonable terms at maturity, our ability to complete current and future development projects on time and on schedule and our ability to successfully integrate the operations of Cornerstone Properties Inc. Many of these factors are beyond our ability to control or predict. Forward-looking statements are not guarantees of performance. For forward-looking statements contained or incorporated by reference in this prospectus, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus does not contain all of the information included in the registration statement of which this prospectus is a part. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that any agreement or document be filed as an exhibit to the registration statement, please refer to the agreement or document for a complete description of these matters. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      We file annual, quarterly and special reports and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:

450 Fifth Street, N.W.	7 World Trade Center	500 West Madison Street
Room 1024	Suite 1300	Suite 1400
Washington, D.C. 20549	New York, New York 10048	Chicago, Illinois 60661

      Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      Equity Office’s SEC filings also can be read at the following address:

New York Stock Exchange 20 Broad Street New York, New York 10005

      Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which we have previously filed with the SEC and are considered a part of this prospectus, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. These filings contain important information about EOP Partnership and Equity Office.

EOP Partnership (SEC File No. 1-13625):

Annual Report on Form 10-K for the year ended December 31, 1999	Filed on March 29, 2000
Amendment to 1999 Form 10-K on Form 10-K/ A	Filed on May 12, 2000
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000	Filed on May 15, 2000, August 14, 2000 and November 14, 2000
Current Reports on Form 8-K	Filed on November 20, 2000, September 19, 2000, August 30, 2000, August 8, 2000, July 5, 2000, May 12, 2000, March 24, 2000, March 15, 2000 and February 16, 2000

Equity Office (SEC File No. 1-13115):

Annual Report on Form 10-K for the year ended December 31, 1999	Filed on March 29, 2000
Amendment to 1999 Form 10-K on Form 10-K/ A	Filed on May 12, 2000
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000	Filed on May 15, 2000, August 14, 2000 and November 14, 2000
Current Reports on Form 8-K	Filed on September 19, 2000, August 30, 2000, July 5, 2000, May 12, 2000 and February 16, 2000
Registration Statement on Form 8-A containing a description of Equity Office’s common shares of beneficial interest	Filed on June 19, 1997

      Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated by reference in this prospectus by writing us at the following address or calling us at the telephone number listed below:

EQUITY OFFICE PROPERTIES TRUST
Two North Riverside Plaza
Suite 2100
Chicago, Illinois 60606
Attention: Chief Legal Counsel
Telephone: (312) 466-3300

USE OF PROCEEDS

      The selling holders will receive all of the proceeds from the sale of their notes and the common shares for which the notes have been or may be exchanged. Neither EOP Partnership nor Equity Office will receive any proceeds from the sale by the selling holders of these securities.

RATIOS OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges of EOP Partnership and Equity Office for each of the periods indicated is as follows:

EOP Partnership and Equity Office

For the years ended
	For the nine	December 31,		For the period from
	months ended			July 11, 1997 through
	September 30, 2000	1999	1998	December 31, 1997

Ratio of Earnings to Fixed Charges	1.92x	1.95x	2.04x	2.14x

[Additional columns below]

[Continued from above table, first column(s) repeated]

	EOP Partnership and Equity Office
	Predecessors

		For the years ended
	For the period from	December 31,
	January 1, 1997
	through July 10, 1997	1996	1995

Ratio of Earnings to Fixed Charges	1.56x	1.52x	1.05x

      The ratios of earnings to fixed charges were computed by dividing earnings by combined fixed charges. For this purpose, earnings consist of income before allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate and extraordinary items plus taxes, fixed charges, amortization of capitalized interest, distributed income on investments in unconsolidated joint ventures less capitalized interest. Fixed charges consist of interest expense, capitalized interest and loan amortization cost.

DESCRIPTION OF THE NOTES

      On August 23, 2000 and September 15, 2000, EOP Partnership issued a total of $325,000,000 aggregate principal amount of notes under the indenture, dated as of August 23, 2000, among EOP Partnership, Equity Office and State Street Bank and Trust Company, as trustee. The indenture is subject to, and governed by, the Trust Indenture Act of 1939. The payment of principal and interest on the notes is fully and unconditionally guaranteed by Equity Office. The notes, the guarantees and the common shares for which the notes and the guarantees may be exchanged are covered by a registration rights agreement, dated as of August 23, 2000, among Equity Office, EOP Partnership and Salomon Smith Barney Inc., as the initial purchaser of the notes. The following describes some of the general terms and provisions of the notes, the indenture and the registration rights agreement, each of which have been filed with the SEC and is available as described under “Where You Can Find More Information” beginning on page 3 of this prospectus.

      The statements made in this prospectus relating to the notes, the indenture and the registration rights agreement are summaries of some, but not all, of the provisions of the notes, the indenture and the registration rights agreement and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all provisions of the notes, the indenture and the registration rights agreement. Unless otherwise specified below, all capitalized terms have the meanings ascribed to them in the indenture and, as used in this section, the terms “we,” “our,” “us” and “EOP Partnership” mean EOP Operating Limited Partnership and not any of its Subsidiaries or Equity Office, unless otherwise expressly stated or the context otherwise requires.

Overview

      The notes constitute a series of debt securities under the indenture and are limited to an aggregate principal amount of $325,000,000. The notes are issuable only in fully registered form, without coupons, in minimum denominations of $100,000 and integral multiples of $1,000 above $100,000. The notes are direct, unsecured and unsubordinated obligations of EOP Partnership and rank equally with each other and with all of our other unsecured and unsubordinated indebtedness. The notes are effectively subordinated to all of our mortgages and other secured indebtedness to the extent of the value of the collateral securing the indebtedness. The notes are effectively subordinated to all third-party indebtedness and other liabilities of our Subsidiaries. As of September 30, 2000, our secured indebtedness and all other indebtedness and liabilities of our Subsidiaries aggregated approximately $4.5 billion and our unsecured and unsubordinated indebtedness aggregated approximately $5.7 billion.

      Except as described under “—Selected Indenture Covenants—Limitations on Incurrence of Debt” beginning on page 10 of this prospectus and “—Merger, Consolidation or Sale” on page 15 of this prospectus, the indenture does not contain provisions that limit our, or our Subsidiaries’, ability to incur additional secured or unsecured indebtedness under the indenture or otherwise or to effect a reorganization, restructuring, merger or similar transaction that may adversely affect the holders of the notes.

      Equity Office has fully and unconditionally guaranteed the due and punctual payment of principal of, and interest on, the notes. Equity Office’s obligations under the guarantee are unsecured and unsubordinated and rank equally with all other unsecured and unsubordinated indebtedness of Equity Office. Equity Office has no assets, however, other than its interest in us.

      For purposes of the restrictions on ownership of Equity Office common shares contained in Equity Office’s declaration of trust, and the obligation to provide notice to Equity Office regarding beneficial ownership in excess of specified amounts, your ownership of notes is deemed to be ownership of the Equity Office common shares issuable upon exchange of your notes.

Principal and Interest

      The notes bear interest from August 23, 2000, or from and including the immediately preceding interest payment date to which interest has been paid. Interest is payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2000, in an amount equal to the greater of:

•	7.25% per annum, which equals $36.25 per $1,000 principal amount of notes semiannually; and

•	the product of:

—	two times the regular cash distribution paid by Equity Office on each of its common shares for the most recent quarter; and

—	the number of Equity Office common shares into which each $1,000 principal amount of notes is exchangeable.

      Any cash distribution, or applicable portion, that is properly designated by Equity Office as extraordinary and not expected to be recurring will not be taken into account under the interest computation described above.

      Interest payable on any interest payment date will be paid to the persons in whose names the notes are registered in the security register applicable to the notes at the close of business on the May 1 or

November 1, as the case may be, preceding the applicable interest payment date. We will make all payments of principal and interest on the notes in immediately available funds. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

      Unless we redeem or purchase the notes or you exchange your notes prior to maturity as described under “—Optional Redemption” beginning on page 7 of this prospectus or “—Exchange of Notes” beginning on page 8 of this prospectus, the notes will mature on November 15, 2008, the stated maturity date. We refer to the stated maturity date and any date of earlier redemption or accelerated payment as the “maturity date” with respect to the principal repayable on that date. The notes do not have any sinking fund provisions.

      The principal of each note payable on the stated maturity date will be paid against presentation and surrender of the note at the corporate trust office of the trustee, located initially at 225 Franklin Street, Boston, Massachusetts, 02110, Attention: Corporate Trust Division, or at the corporate trust window of the trustee initially maintained at 61 Broadway, Concourse Level, New York, New York 10006, in U.S. dollars.

      If any interest payment date or the maturity date falls on a day that is not a business day, the required payment will be made on the next business day. A “business day” means any day, other than a Saturday or Sunday, on which banking institutions in New York, New York and Boston, Massachusetts are open for business.

Optional Redemption

      We may redeem the notes at any time after November 15, 2004 at our option, in whole or from time to time in part, for cash at a price equal to 100% of the principal amount of notes to be redeemed plus any unpaid interest accrued to the redemption date. However, we will pay interest installments due on an interest payment date which is on or prior to an applicable redemption date as of the close of business on the regular record date preceding the interest payment date.

      Notice of any optional redemption of any notes will be given to holders at their addresses, as shown in the security register for the notes, not more than 60 nor less than 30 days before the redemption date. The notice of redemption will specify:

•	the redemption price;

•	the principal amount of the notes to be redeemed, and, if less than all the notes are to be redeemed, the principal amount to be redeemed from the particular holder;

•	the place or places where the notes are to be surrendered for payment;

•	that interest on the notes to be redeemed will cease to accrue on the applicable redemption date; and

•	the date upon which the particular holder’s exchange rights, if any, relating to the notes to be redeemed will terminate.

      If we elect to redeem less than all of the notes, we will notify the trustee at least 45 days prior to giving notice of redemption, or a shorter period as is satisfactory to the trustee, of the aggregate principal amount of notes to be redeemed and their redemption date. The trustee will select, in a manner it deems fair and appropriate, notes to be redeemed in whole or in part. If any notes are held in book-entry form, owners of beneficial interests in the notes to be redeemed will be subject to the procedures of The Depository Trust Company, or DTC, and its direct and indirect participants with respect to redemptions of those interests.

      On or after the applicable redemption date, each holder of notes to be redeemed must present and surrender the notes to us at the place designated in the applicable redemption notice. Thereafter, the redemption price of the notes called for redemption will be paid to the holders of notes to be redeemed. If less than all of a holder’s notes are to be redeemed, a new note will be issued representing the unredeemed notes. From and after the applicable redemption date, unless we default in the payment of the redemption price, interest on the notes called for redemption will cease to accrue and all rights of the holders of the notes called for redemption, except the right to receive the redemption price, including all unpaid interest accrued to the redemption date, will cease and terminate. The notes called for redemption will not thereafter be transferable, except with our consent, and will not be deemed to be outstanding for any purpose. At our election, we, prior to a redemption date, may irrevocably deposit the redemption price, including unpaid interest, of the notes called for redemption in trust for the benefit of the holders of notes to be redeemed with a bank or trust company, in which case the notice to holders of the notes to be redeemed will:

•	state the date of the deposit;

•	specify the office of the bank or trust company as the place of payment of the redemption price; and

•	require holders to present and surrender their notes at the specified place of payment on or about the date fixed in the redemption notice, which may not be later than the applicable redemption date, against payment of the redemption price, including unpaid interest.

      Any moneys so deposited which remain unclaimed by the holders of the notes at the end of two years after the applicable redemption date will be returned by the depositary bank or trust company to us.

Exchange of Notes

      Subject to the restrictions on transfer and ownership of Equity Office common shares contained in Equity Office’s declaration of trust and unless the notes have matured or we have previously redeemed or purchased them, at any time on or after November 22, 2000, you may exchange the notes, together with the related guarantees, for Equity Office common shares at an initial exchange price of $34.00 per share, which is equivalent to an exchange rate of 29.4118 Equity Office common shares for each $1,000 principal amount of notes, subject to adjustment as described below. Exchanges of notes may be made only in multiples of $1,000. The remaining aggregate principal amount of notes held by a particular holder also must not be less than $100,000. The right to exchange notes called for redemption will terminate at the close of business on the business day preceding the applicable redemption date, unless we default in the payment of the requisite redemption price when due, in which case the exchange rights will terminate at the close of business on the date the payment is made. For information as to notices of redemption, see “—Optional Redemption” beginning on page 7 of this prospectus.

      If the closing price per Equity Office common share on the NYSE on the date you elect to exercise your exchange rights is less than the exchange price, then you will receive, instead of Equity Office common shares, cash in an amount equal to 97% of the product of:

•	the number of Equity Office common shares into which the principal amount of the exercised notes would otherwise be exchangeable; and

•	the closing price per Equity Office common share.

      This 97% discounted cash exchange feature will no longer apply following the completion of any transaction in which Equity Office common shares are exchanged into the right to receive shares, stock, securities or other property. Following completion of a transaction of this type, the notes generally will be exchangeable into the kind and amount of shares, stock, securities or other property received by holders of Equity Office common shares in the transaction, adjusted for the exchange price of the notes.

      Your exchange of the notes may be effected by delivering your notes, together with a written notice of exchange, a proper assignment of your notes and payment of interest under the circumstances described in the next paragraph, if applicable, to the office of EquiServe L.P., the exchange agent for the notes. Currently, the address for the office of the exchange agent is EquiServe L.P., Corporate Actions, P.O. Box 9573, Boston, Massachusetts 02205-9573. Each exchange will be deemed to have been effected immediately prior to the close of business on the trading day on which all of the foregoing requirements have been satisfied, and the exchange will be at the exchange price in effect at that time and on that day. If any of your notes are held in book-entry form, you will be required to exercise your exchange rights by following the procedures of DTC and its direct and indirect participants.

      If you hold notes at the close of business on a regular record date, you will be entitled to receive the interest payable on the related interest payment date notwithstanding the subsequent exchange of your notes. However, notes surrendered for exchange during the period between the close of business on any regular record date and ending with the opening of business on the related interest payment date, except notes exchanged after the issuance of a notice of redemption with respect to a redemption date during that period or coinciding with the interest payment date, must be accompanied by payment of an amount equal to the interest payable on the notes on the interest payment date. If you hold notes on a regular record date and you, or your transferee, tender any notes for exchange on the interest payment date, you, or your transferee, will receive the interest payable on that date, and you do not need to include payment of the amount of the interest upon presenting and surrendering the notes for exchange. Except as provided above, neither EOP Partnership nor Equity Office will make any payment or allowance for unpaid interest, whether or not in arrears, on exchanged notes or for any distribution on the Equity Office common shares that are issued upon the exchange if the record date for the distribution was prior to the effective time of the exchange.

      Equity Office will not issue fractional Equity Office common shares upon exchange but, instead, will pay a cash adjustment based on the market price of the Equity Office common shares at the close of business on the trading day immediately prior to the exchange.

      The exchange price is subject to adjustment upon specified events, including:

•	the payment of distributions payable in Equity Office common shares on any class or series of shares of beneficial interest of Equity Office;

•	the issuance to all holders of Equity Office common shares of rights or warrants entitling them to subscribe for or purchase Equity Office common shares, or securities convertible into or exchangeable for Equity Office common shares, at a price per share less than the fair market value per Equity Office common share;

•	subdivisions, combinations and reclassifications of Equity Office common shares;

•	distributions to all holders of Equity Office common shares of evidences of indebtedness of Equity Office or assets, including securities, but excluding those rights, warrants and distributions referred to above and distributions paid in cash out of equity, including revaluation equity, applicable to Equity Office common shares;

•	distributions consisting exclusively of cash, excluding any cash portion of distributions referred to in the immediately preceding item, to all holders of Equity Office common shares to the extent the cash distributions, combined with:

—	all all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus

—	any cash and the fair market value of other consideration payable in any tender offers by Equity Office for Equity Office common shares concluded within the preceding 12 months for which no adjustment has been made, but only to the extent that the consideration payable in tender offers exceeds the current market price of the Equity Office common shares acquired in the tender offers exceed 15% of Equity Office’s market capitalization, which is the product of the then current market price of the Equity Office common shares times the number of Equity Office common shares then outstanding, on the record date for the distribution; and

•	a tender offer made by Equity Office or any of its Subsidiaries for all or any portion of the Equity Office common shares will expire and the tender offer will require payment to holders of Equity Office common shares of aggregate consideration having a fair market value that combined with:

—	the aggregate of the cash plus the fair market value, as of the expiration of the tender offer, of consideration payable in respect of any other tender offer by Equity Office or any of its Subsidiaries for all or any portion of the Equity Office common shares expiring within 12 months preceding the expiration of the tender offer and in respect of which no adjustment to this item has been made, but only to the extent that the consideration payable in the expired tender offer exceeds the current market price of the Equity Office common shares acquired in the tender offer, and

—	the aggregate amount of any distributions to all holders of common shares made exclusively in cash within the 12 months preceding the expiration of the tender offer and for which no adjustment described in the immediately preceding item has been made exceeds 15% of the product of the current market price per Equity Office common share as of the last time tenders could have been made under the tender offer multiplied by the number of Equity Office common shares outstanding, including tendered shares.

In addition to the foregoing adjustments, Equity Office will be permitted to make reductions in the exchange price it considers to be advisable so that any event treated for federal income tax purposes as a distribution of stock or stock rights will not be taxable to the holders of the Equity Office common shares.

      If Equity Office is a party to any transaction, including a merger, consolidation, statutory share exchange, tender offer for all or substantially all of its common shares or sale of all or substantially all of its assets, in each case as a result of which its common shares are exchanged into the right to receive shares, stock, securities or other property, the notes thereafter generally will be exchangeable into the kind and amount of shares of stock or beneficial interest, securities and other property receivable, upon the completion of the transaction by a holder of that number of Equity Office common shares or fraction of shares into which the notes were exchangeable immediately prior to the transaction, assuming the holder failed to exercise any rights of election. Equity Office may not become a party to any transaction of this type unless the terms of the transaction are consistent with these terms.

      No adjustment of the exchange price is required to be made in any case until cumulative adjustments amount to 1% or more of the exchange price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

Selected Indenture Covenants

      Limitations on Incurrence of Debt. We may not, and may not permit any of our Subsidiaries to, incur any Debt, other than intercompany Debt representing Debt to which the only parties are us, Equity Office and any of our or Equity Office’s Subsidiaries, but only so long as the Debt is held solely by any of us, Equity Office and any of our or Equity Office’s Subsidiaries and only so long as, in the case of Debt owed to our Subsidiaries, the Debt is subordinate in right of payment to the notes, if, immediately after giving effect to the incurrence of the additional Debt, the aggregate principal amount of all of our and our Subsidiaries outstanding Debt on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of:

•	our Total Assets as of the end of the fiscal quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC, or, if the filing is not required under the Exchange Act, with the trustee, prior to the incurrence of the additional Debt; and

•	the increase or decrease in our Total Assets from the end of the quarter, including any increase in our Total Assets resulting from the incurrence of the additional Debt; the increase or decrease together with our Total Assets is referred to as our “Adjusted Total Assets.” As of September 30,

2000, the aggregate principal amount of all outstanding Debt of EOP Partnership and its Subsidiaries was 48% of our Adjusted Total Assets.

      In addition to the above limitations on the incurrence of Debt, we may not, and may not permit any of our Subsidiaries to, incur:

•	any Secured Debt if, immediately after giving effect to the incurrence of the additional Secured Debt, the aggregate principal amount of all of our and our Subsidiaries’ outstanding Secured Debt on a consolidated basis is greater than 40% of our Adjusted Total Assets; or

•	Debt, other than intercompany Debt that, if to our Subsidiaries, is subordinate in right of payment to the notes, if the ratio of our Consolidated Income Available for Debt Service to our Annual Debt Service Charge for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which the additional Debt is to be incurred is less than 1.5 to 1 on a pro forma basis after giving effect to the incurrence of the Debt and to the application of the proceeds from the Debt, and calculated on the assumption that:

—	the Debt and any other Debt incurred by us or our Subsidiaries since the first day of the four-quarter period, which was outstanding at the end of the period, had been incurred at the beginning of the period and continued to be outstanding throughout the period, and the application of the proceeds of the Debt, including to refinance other Debt, had occurred at the beginning of the period;

—	the repayment or retirement of any other Debt by us or our Subsidiaries since the first day of the four-quarter period had been repaid or retired at the beginning of the period, except that, in determining the amount of Debt so repaid or retired, the amount of Debt under any revolving credit facility is computed based upon the average daily balance of the Debt during the period;

—	in the case of Acquired Indebtedness or Debt incurred in any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of the period with the appropriate adjustments with respect to the acquisition being included in the pro forma calculation; and

—	in the case of any increase or decrease in our Total Assets, or any other acquisition or disposition by us or any of our Subsidiaries of any asset or group of assets, since the first day of the four-quarter period, including by merger, stock purchase or sale, or asset purchase or sale, the increase, decrease or other acquisition or disposition or any related repayment of Debt had occurred as of the first day of the period with the appropriate adjustments to revenues, expenses and Debt levels with respect to the increase, decrease or other acquisition or disposition being included in the pro forma calculation.

      As of September 30, 2000, the aggregate principal amount of all of our and our Subsidiaries’ outstanding Secured Debt was 19% of our Adjusted Total Assets. As of September 30, 2000, our Consolidated Income Available for Debt Service for the twelve months ended September 30, 2000, on an annualized basis, was 2.7 times our Annual Debt Service Charge on all Debt outstanding.

      Maintenance of Total Unencumbered Assets. We also are required at all times to maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of all of our and our Subsidiaries’ outstanding Unsecured Debt on a consolidated basis. As of September 30, 2000, our total Unencumbered Assets equaled 199% of our and our Subsidiaries’ Unsecured Debt.

      As used in the indenture and the description of the indenture in this prospectus:

“Acquired Indebtedness” means Debt of a person:

•	existing at the time the person becomes a Subsidiary; or

•	assumed in the acquisition of assets from the person,

in each case, other than Debt incurred in, or in contemplation of, the person becoming a Subsidiary or that acquisition. Acquired Indebtedness is deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

“Annual Debt Service Charge” as of any date means the amount which is expensed in any 12-month period by us and by our Subsidiaries for Consolidated Interest Expense.

“Consolidated Income Available for Debt Service” for any period means Consolidated Net Income plus amounts which have been deducted in determining Consolidated Net Income during the period for:

•	Consolidated Interest Expense;

•	provision for our taxes and the taxes of our Subsidiaries based on income;

•	depreciation and amortization, other than amortization of debt discount;

•	provisions for losses from sales or joint ventures;

•	increases in deferred taxes and other non-cash items;

•	charges resulting from a change in accounting principles; and

•	charges for early extinguishment of debt;

less amounts which have been added in determining Consolidated Net Income during the period for:

•	provisions for gains from sales or joint ventures; and

•	decreases in deferred taxes and other noncash items.

“Consolidated Interest Expense” means, for any period, and without duplication:

•	all interest, including the interest component of rentals on leases reflected in accordance with generally accepted accounting principles as capitalized leases on our consolidated balance sheet, letter of credit fees, commitment fees and other like financial charges; and

•	all amortization of debt discount on all of our Debt and the Debt of our Subsidiaries, including payment-in-kind, zero coupon and other securities;

but excluding legal fees, title insurance charges and other out-of-pocket fees and expenses incurred in the issuance of Debt, all determined in accordance with generally accepted accounting principles.

“Consolidated Net Income” for any period means the amount of our or our Subsidiaries’ net income or loss for the period determined on a consolidated basis in accordance with generally accepted accounting principles.

“Debt” means, without duplication, any indebtedness of EOP Partnership and its Subsidiaries, whether or not contingent, in respect of:

•	borrowed money evidenced by bonds, notes, debentures or similar instruments;

•	indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by us and our Subsidiaries;

•	the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any balance that constitutes an accrued expense or trade payable; or

•	any lease of property by us or our Subsidiaries as lessee which is reflected in our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness listed immediately above to the extent that any of these items, other than letters of credit, would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles.

To the extent not otherwise included, the term “Debt” also includes:

•	any obligation by us or any of our Subsidiaries to be liable for, or to pay, as obligor, guarantor or otherwise, other than for purposes of collection in the ordinary course of business, indebtedness of another person, other than EOP Partnership or any Subsidiary, it being understood that “Debt” is deemed to be incurred by us and our Subsidiaries on a consolidated basis whenever we or our Subsidiaries on a consolidated basis create, assume, guarantee or otherwise become liable on the Debt;

•	Debt of any of our Subsidiaries existing prior to the time the Subsidiary became our Subsidiary is deemed to be incurred upon the Subsidiary becoming our Subsidiary; and

•	Debt of a person existing before a merger or consolidation of the person with us or any of our Subsidiaries in which the person is the successor to us or our Subsidiary is deemed to be incurred upon the completion of the merger or consolidation.

The term “Debt” does not include any indebtedness that has been the subject of an “in substance” defeasance in accordance with generally accepted accounting principles.

“Secured Debt” means, without duplication, Debt secured by any mortgage, trust deed, deed of trust, deed to secure debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible assets. Secured Debt is deemed to be incurred:

•	on the date we or any of our Subsidiaries create, assume, guarantee or otherwise become liable for the Debt if it is secured in the manner described in the preceding sentence; or

•	on the date we or any of our Subsidiaries first secure the Debt in the manner described in the preceding sentence if the Debt was not so secured on the date it was incurred.

“Subsidiary” means:

•	a corporation, partnership, limited liability company, trust, real estate investment trust or other entity a majority of the voting power of the voting equity securities of which are owned, directly or indirectly, by us or by one or more of our Subsidiaries;

•	a partnership, limited liability company, trust, real estate investment trust or other entity not treated as a corporation for federal income tax purposes, the majority of the value of the equity interests of which are owned, directly or indirectly, by us or by one or more of our Subsidiaries; and

•	one or more corporations which, either individually or in the aggregate, would be Significant Subsidiaries, as defined in Article I, Rule 1-02 of Regulation S-X under the Securities Act, except that the investment, asset and equity thresholds for purposes of this definition will be 5%, the majority of the value of the equity interests of which are owned, directly or indirectly, by us or by one or more of our Subsidiaries.

“Total Assets” as of any date means the sum of (a) our and our Subsidiaries’ Undepreciated Real Estate Assets and (b) all of our and our Subsidiaries’ other assets on a consolidated basis determined in accordance with generally accepted accounting principles, but excluding intangibles and accounts receivable.

“Total Unencumbered Assets” as of any date means the sum of (a) those Undepreciated Real Estate Assets not securing any portion of Secured Debt and (b) all of our and our Subsidiaries’ other assets on a consolidated basis not securing any portion of Secured Debt determined in accordance with generally accepted accounting principles, but excluding intangibles and accounts receivable.

“Undepreciated Real Estate Assets” as of any date means the original cost plus capital improvements of our and our Subsidiaries’ real estate assets on that date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

“Unsecured Debt” means our and our Subsidiaries’ Debt that is not Secured Debt.

      Existence. Except as permitted under “—Merger, Consolidation or Sale” on page 15 of this prospectus, we are required to do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights and franchises. However, we are not required to preserve any right or franchise if the Equity Office board of trustees determines that the preservation of the right or franchise is no longer desirable in the conduct of our business and the loss of the right or franchise is not disadvantageous in any material respect to the holders.

      Maintenance of Properties. We are required to cause all of our material properties used or useful in the conduct of our business or the business of any of our Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements, all as in our reasonable judgment may be necessary so that our business may be properly and advantageously conducted at all times. However, we and our Subsidiaries may not be prevented from discontinuing the operation and maintenance of any of the properties if, in our judgment, to do so is desirable in the conduct of our business and not disadvantageous in any material respect to the holders of the notes.

      Insurance. We are required to, and are required to cause each of our Subsidiaries to, maintain insurance coverage by financially sound and reputable insurance companies in the forms, amounts and against the risks as are customary for companies of established reputation engaged in the same or a similar business and owning and operating similar properties.

      Payment of Taxes and Other Claims. We are required to pay or discharge or cause to be paid or discharged, before the same will become delinquent:

•	all material taxes, assessments and governmental charges levied or imposed upon us or any of our Subsidiaries or upon our income, profits or property or that of any of our Subsidiaries; and

•	all material lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of any of our Subsidiaries.

      However, we are not required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings so long as appropriate reserves are established in accordance with generally accepted accounting principles.

      Provision of Financial Information. Whether or not we or Equity Office are subject to Section 13 or 15(d) of the Exchange Act, for so long as any notes are outstanding, we and Equity Office, to the extent permitted under the Exchange Act, are required to file with the SEC the annual reports, quarterly reports and other documents which we and Equity Office would have been required to file with the SEC under Section 13 or 15(d) if we were so subject. We and Equity Office also will in any event:

•	within 15 days of each required filing date:

—	transmit by mail to all holders of notes, as their names and addresses appear in the security register for the notes, without cost to the holders, copies of the annual reports and quarterly reports which we or Equity Office would have been required to file with the SEC under Section 13 or 15(d) of the Exchange Act if we and Equity Office were subject to those sections; and

—	file with the trustee copies of the annual reports, quarterly reports and other documents which we or Equity Office would have been required to file with the SEC under Section 13 or 15(d) of the Exchange Act if we and Equity Office were subject to those sections; and

•	if filing of documents with the SEC is not made under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of the documents to any prospective holder.

Merger, Consolidation or Sale

      We and Equity Office may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organization or real estate investment trust, so long as:

•	we or Equity Office, as the case may be, will be the continuing entity, or the successor entity or its transferees or assignees of the assets, if not us or Equity Office, as the case may be, formed by or resulting from the consolidation or merger or which receives the transfer of assets by lease, subject to its continuing obligations contained in the indenture, or otherwise, either directly or indirectly, expressly assumes payment of the principal of, and interest on, all the securities issued under the indenture, in the case of us, or the obligations under the guarantee and to deliver common shares and cash, if applicable, upon exchange of the notes into common shares, in the case of Equity Office, and the due and punctual performance and observance of all of its covenants and conditions contained in the indenture;

•	the successor entity formed by or resulting from the consolidation or merger or which will have received the transfer of assets will be a U.S. entity;

•	immediately after giving effect to the transaction and treating any Debt which becomes our obligation or an obligation of any of our Subsidiaries as a result as having been incurred by us or the Subsidiary at the time of the transaction, no event of default under the indenture, and no event which, after notice or the lapse of time, or both, would become an event of default, will have occurred and be continuing; and

•	an officer’s certificate and legal opinion covering these conditions is delivered to the trustee.

Events of Default, Notice and Waiver

      The following events are “events of default” with respect to the notes:

•	default by us for 30 days in the payment of any installment of interest on any note;

•	default by us in the payment of the principal of any note at its maturity;

•	failure by Equity Office to deliver Equity Office common shares and, if required, cash as and when Equity Office common shares and cash are required to be delivered upon an exchange of notes;

•	default by us or Equity Office in the performance of any other covenant contained in the indenture or the notes; the default having continued for 60 days after written notice as provided under the indenture;

•	default by us in the payment of an aggregate principal amount exceeding $5,000,000 of any recourse indebtedness or any mortgage, indenture or other instrument under which the indebtedness is issued or by which the indebtedness is secured; the default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of the indebtedness, but only if the indebtedness has not been discharged or the acceleration rescinded or annulled within 10 days after written notice as provided under the indenture; and

•	specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of EOP Partnership or any Significant Subsidiary of EOP Partnership or any of their respective property. The term “Significant Subsidiary” means each significant subsidiary, as defined in Regulation S-X under the Securities Act, of EOP Partnership.

      If an event of default under the indenture occurs and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal amount of all of the notes to be due and payable immediately by written notice to us and Equity Office, and to the trustee if given by the holders. However, at any time after the declaration of acceleration with respect to the notes has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in aggregate principal amount of the outstanding notes may rescind and annul, by written notice to us, Equity Office and the trustee, the declaration and its consequences if:

•	we or Equity Office has paid or deposited with the trustee all required payments of the principal of, and interest on, the notes, plus required fees, expenses, disbursements and advances of the trustee; and

•	all events of default, other than the nonpayment of accelerated principal of, or specified portion of accelerated principal, or interest on, the notes have been cured or waived as provided in the indenture.

      The indenture also provides that the holders of not less than a majority in principal amount of the outstanding notes may waive any past default and its consequences, except a default:

•	in the payment of the principal of, or interest on, any note;

•	in the delivery of the Equity Office common shares and cash, if applicable, upon an exchange of notes; or

•	in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding note affected thereby.

      The trustee will be required to give notice to the holders of notes within 90 days of a default under the indenture unless the default has been cured or waived. However, the trustee may withhold notice to the holders of any default, except a default in the payment of the principal of, or interest on, any note or the delivery of common shares and cash, if applicable, upon an exchange of notes, if specified responsible officers of the trustee consider the withholding of notice to be in the interest of the holders.

      The indenture provides that no holder of notes may institute any proceedings, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any remedy under the indenture, except in the case of failure of the trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in aggregate principal amount of the outstanding notes, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of notes from instituting suit for the enforcement of payment of the principal of, and interest on, the notes at the respective due dates for the payment of principal or interest or the delivery of common shares and cash, if applicable, upon an exchange of notes.

      Subject to the provisions in the indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of any notes then outstanding under the indenture, unless the holders have offered to the trustee reasonable security or indemnity. The holders of not less than a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee in respect of the notes, or of exercising any trust or power conferred upon the trustee in respect of the notes. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of notes not joining in the direction, but may take any other action deemed proper by the trustee which is not inconsistent with the direction.

      Within 120 days after the close of each fiscal year, Equity Office, on its own behalf and in its capacity as our general partner, must deliver to the trustee a certificate, signed by one of several specified representatives, stating whether or not the representative has knowledge of any default under the indenture and, if so, specifying each default and the nature and status of the default.

Modification of the Indenture

      Modifications and amendments of the indenture will be permitted to be made only with the consent of the holders of not less than a majority in aggregate principal amount of all outstanding notes to the extent affected by the modification or amendment. However, no modification or amendment of the indenture may, without the consent of the holders of each note affected thereby:

•	change the stated maturity of the principal of, or any installment of interest on, any note;

•	reduce the principal amount of, or the rate or amount, or manner of calculation of the amount, of interest on, or change the timing or reduce the amount payable on redemption of, any note;

•	change the place of payment, or the coin or currency, for payment of principal of, or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note or the delivery of common shares and, if applicable, cash upon an exchange of notes;

•	reduce the above-stated percentage in aggregate principal amount of the outstanding notes necessary to modify or amend the indenture, to waive compliance with specified provisions of the indenture or specified defaults and consequences under the indenture or to reduce the quorum or voting requirements contained in the indenture;

•	modify any of the foregoing provisions or any of the provisions relating to the waiver of past defaults or covenants, except to increase the required percentage to effect the action or to provide that specified other provisions may not be modified or waived without the consent of the holders of each note affected thereby; or

•	change any of the terms upon which the notes are exchangeable into Equity Office common shares, cash or other securities or property in a manner adverse to the holders.

      A note will be deemed outstanding if it has been authenticated and delivered under the indenture unless, among other things, the note has matured or been cancelled, exchanged or redeemed.

      The indenture provides that the holders of at least a majority in principal amount of outstanding notes have the right to waive compliance with specified covenants in the indenture. Compliance with the covenants described in this prospectus generally may not be waived by the Equity Office board of trustees, as our general partner, or by the trustee.

      Modifications and amendments of the indenture will be permitted to be made by us, Equity Office and the trustee without the consent of any holder for any of the following purposes:

•	to evidence the succession or addition of another person as obligor under the indenture;

•	to add to the covenants for the benefit of the holders or to surrender any right or power conferred upon us or Equity Office in the indenture;

•	to add events of default for the benefit of the holders;

•	to permit or facilitate the issuance of debt securities in uncertificated form, so long as the interests of the registered holders are not adversely affected in any material respect;

•	to secure the notes;

•	to establish the form or terms of additional securities of any series;

•	to evidence and provide for the acceptance of appointment by a successor trustee and to add to or change any of the provisions of the indenture as is necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

•	to cure any ambiguity, defect or inconsistency in the indenture, so long as the interests of holders are not adversely affected in any material respect; or

•	to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of securities under the indenture, so long as the interests of the holders are not adversely affected in any material respect.

      The indenture contains provisions for convening meetings of the holders of securities issued under the indenture. A meeting will be permitted to be called at any time by the trustee, and also, upon request, by us, Equity Office or the registered holders of at least 10% in principal amount of the outstanding securities of any series, in each case upon notice given as provided in the indenture.

      Except for any consent that must be given by the registered holder of each security affected by specified modifications and amendments of the indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the registered holders entitled to vote a majority in aggregate principal amount of the outstanding securities of the series represented at that meeting. However, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in aggregate principal amount of the outstanding securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the registered holders of the specified percentage in principal amount of the outstanding securities.

      Any resolution passed or decision taken at any meeting of registered holders of securities duly held under the indenture will be binding on all holders of securities of the series, whether or not present or represented at the meeting. The quorum at any meeting of holders of securities of a series called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing not less than a majority in aggregate principal amount of the outstanding securities of such series. However, if any action is to be taken at the meeting with respect to a consent or waiver which may be given by the registered holders of not less than a specified percentage in principal amount of the outstanding securities of a series, the persons holding or representing the specified percentage in principal amount of the outstanding securities of the series will constitute a quorum.

      Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of holders of securities of any series issued under the indenture with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding securities affected thereby, or of the holders of the series and one or more additional series:

•	there will be no minimum quorum requirement for the meeting; and

•	the aggregate principal amount of the outstanding securities that vote in favor of the request, demand, authorization, direction, notice, consent, waiver or other action will be taken into account in determining whether the request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the indenture.

Satisfaction and Discharge

      We may discharge specified obligations to holders of notes that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in U.S. dollars in an amount sufficient to pay the entire indebtedness on the notes in respect of principal and interest to the date of the deposit, if the notes have become due and payable, or to the stated maturity or redemption date, as the case may be.

Book-Entry; Delivery and Form; Global Note

      The notes are evidenced by one or more global notes, which have been deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC’s nominee. Unless and until it is exchanged in whole or in part for certificated notes, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

      DTC has advised us and Equity Office as follows:

•	DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act;

•	DTC holds securities for its participants and to facilitate the clearance and settlement of securities transactions, including transfers and pledges, among participants in deposited securities through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

•	some of the participants, or their representatives, together with other entities, own DTC; and

•	the rules applicable to DTC and its participants are on file with the SEC.

      Holders may hold their interests in the global note directly through DTC, or indirectly through organizations which are participants in DTC. Holders who are not DTC participants may beneficially own interests in the global note held by DTC only through participants, including:

•	banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, and have indirect access to the DTC system; or

•	Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, if they are participants in these systems, or indirectly through organizations that are participants in these systems.

      DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC, with respect to participants’ interests, and participants, with respect to the owners of beneficial interests in the global note other than participants. Owners of beneficial interest will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant or indirect participant through which the owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants and indirect participants acting on behalf of the owners of beneficial interest. Owners of beneficial interests in the notes will not receive certificates representing their ownership interests, except if the use of the book-entry system for the notes is discontinued.

      So long as DTC or its nominee is the holder and owner of the global note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as described below, owners of beneficial interests in the global note will not be entitled to receive certificated notes and will not be considered to be the owners or holders of any notes under the global note. We and Equity Office understand that under existing industry practice, if an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and the participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No owner of a beneficial interest in the global note will be able to transfer its interest except by following DTC’s procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

      Payments of the principal of, and interest on, the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the holder of the global note.

      We and Equity Office expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We and Equity Office also expect that payments by participants to owners of beneficial interests in the global note held through participants will be governed by standing instructions and customary practices and will be the responsibility of the applicable participant and not of DTC, us or Equity Office. Payments of interest and principal to DTC are our obligation, disbursements of interest and principal payments to participants are the responsibility of DTC, and disbursements of these payments to the beneficial owners are the responsibility of participants and indirect participants. Neither we, Equity Office nor the trustee will have any liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global note or for maintaining, supervising or reviewing any records relating to beneficial interests or for any other aspect of the relationship between DTC and its participants or the relationship between participants and the owners of beneficial interests in the global note.

      Transfers between participants will be effected in the ordinary way under DTC rules and will be settled in immediately available funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way under their respective rules and operating procedures. If an owner of a beneficial interest in the global note requires physical delivery of a certificated note for any reason, including to sell notes to persons in jurisdictions which require delivery of notes or to pledge notes, the owner must transfer its interest in the global note by following the normal procedures of DTC and the procedures contained in the indenture.

      Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected by DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary. However, cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in the applicable system under its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment under its normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing a beneficial interest in the global note from a DTC participant will be credited during the securities settlement processing day, which must be a business day for Euroclear or Clearstream, as the case may be, immediately following the DTC settlement date, and the credit of any transactions interests in the global note settled during the processing day will be reported to the relevant Euroclear or Clearstream participant on that day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

      We and Equity Office expect that DTC will take any action permitted to be taken by a holder of notes, including the presentation and surrender of notes, only at the direction of one or more participants to whose account the beneficial interests in the global note is credited and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given direction. However, if there is an event of default under the notes, DTC will exchange the global note for certificated notes, which it will distribute to its participants.

      Although we and Equity Office expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures to facilitate transfers of interests in the global note among participants of DTC, Euroclear and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we, Equity Office, the trustee, nor the exchange agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      If DTC is at any time unwilling or ineligible to continue as a depositary for the global note, and a successor depositary is not appointed by us and Equity Office within 90 days, we will issue certificated notes in exchange for the global note.

Registration Rights

      Under the registration rights agreement, we and Equity Office are required at our expense to keep the registration statement effective and this prospectus usable for resales of the notes and the Equity Office common shares issuable upon exchange of the notes until the earlier of:

•	August 23, 2002, which is the date that is the second anniversary of the initial closing date of the offering of the notes, or a shorter period, if Rule 144(k) is amended to provide a shorter restrictive period; or

•	the date as of which all of the notes and Equity Office common shares issuable upon exchange of the notes are sold under the registration statement.

If any of these requirements are not satisfied, we are obligated to pay additional interest on the notes in an amount equal to 0.50% per annum until these requirements are satisfied. Notwithstanding the foregoing, for 75 days or less, whether or not consecutive, in any 12-month period, we and Equity Office are permitted to suspend sales of the notes and the Equity Office common shares issuable upon exchange of the notes if the registration statement is no longer effective or this prospectus is no longer useable for resales due to circumstances relating to pending corporate developments, public filings with the SEC and similar events, or because this prospectus includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements in this prospectus not misleading, and no additional interest on the notes will be payable during that time.

      If we and Equity Office fail to keep the registration statement continuously effective or this prospectus useable for resales, we and Equity Office are required to give the holders notice to suspend sales of the notes and Equity Office common shares issuable upon exchange of the notes and to extend the relevant time period referred to above during which we and Equity Office are required to keep the registration statement effective and this prospectus useable for resales by the number of days during the period from and including the date of the giving of the notice to and including the date when holders of the notes or the Equity Office common shares issuable upon exchange of the notes have received copies of any supplemented or amended prospectus to permit sales or to and including the date on which notice is given to the holders that sales may be resumed, as the case may be.

      A holder that sells notes or Equity Office common shares issuable upon exchange of the notes under this prospectus generally will be:

•	required to be named as a selling security holder and to provide related information;

•	to deliver this prospectus to purchasers;

•	subject to the applicable civil liability provisions under the Securities Act in connection with sales; and

•	bound by the provisions of the registration rights agreement that are applicable to a selling holder, including indemnification rights and obligations.

      We and Equity Office will pay all expenses of the registration statement, provide to each registered holder copies of this prospectus and take other actions as reasonably are required to permit unrestricted resale of the notes and the Equity Office common shares issuable upon exchange of the notes.

Governing Law

      The indenture, the notes, the Equity Office guarantees and the registration rights agreement are governed by the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

      The following discussion describes the material U.S. federal income tax consequences relating to:

•	the purchase, ownership, exchange and disposition of the notes;

•	the taxation of Equity Office as a REIT; and

•	the ownership and disposition of Equity Office common shares.

      Because this is a summary that is intended to address only federal income tax consequences relating to the ownership and disposition of notes and/or Equity Office common shares that will apply to all holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules may apply to you that are not discussed below if, for example, you are:

—	a tax-exempt organization;

—	a broker-dealer;

—	a non-U.S. person;

—	a trust;

—	an estate;

—	a regulated investment company;

—	a bank;

—	a pension fund;

—	a person that will hold notes as a position in a hedging transaction, straddle or conversion transaction for tax purposes;

—	a person that has a functional currency other than the U.S. dollar;

—	an insurance company; or

—	otherwise subject to special tax treatment under the Internal Revenue Code;

•	this summary does not address state, local or foreign tax considerations;

•	this summary deals only with the beneficial owner, or “holder,” of a note or Equity Office common shareholder that will hold notes or common shares, as applicable, as “capital assets,” within the meaning of Section 1221 of the Internal Revenue Code;

•	this summary does not address all aspects of taxation that may be relevant to persons who are not citizens or residents of the United States; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

      You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of the notes and/or Equity Office common shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

      The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Except as described under “—Material Federal Income Tax Consequences of an Investment in Equity Office—Taxation of Equity Office as a REIT—Income Tests Applicable to REITs” beginning on page 32 of this prospectus, neither EOP Partnership nor Equity Office has requested any rulings from the Internal Revenue Service concerning the tax treatment of the matters discussed below. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

      As used in this discussion, the terms “U.S. holder” and “U.S. shareholder” mean a beneficial owner of a note or of an Equity Office common share, as applicable, that is, for United States federal income tax purposes:

•	a citizen or resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

•	a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized under the laws of the United States, any state or the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

      Generally, in the case of a partnership that holds notes or Equity Office common shares, any partner that would be a U.S. holder or U.S. shareholder if it held the notes or Equity Office common shares, as applicable, directly is also a U.S. holder or U.S. shareholder, as applicable. A “non-U.S. holder” or “non-U.S. shareholder” is a holder, including any partner in a partnership that holds notes or Equity Office common shares, that is not a U.S. holder or U.S. shareholder, as applicable.

Material Federal Income Tax Consequences Relating to the Notes

     Taxation of U.S. Holders

      Payment of Interest. Interest on a note generally will be includible in the income of a holder as ordinary income at the time the interest is received or accrued according to the holder’s method of accounting for United States federal income tax purposes.

      The notes bear interest from August 23, 2000, or from and including the immediately preceding interest payment date to which interest has been paid. Interest is payable semiannually in arrears on

May 15 and November 15 of each year, beginning on November 15, 2000, in an amount equal to the greater of:

•	7.25% per annum, which equals $36.25 per $1,000 principal amount of notes semiannually; and

•	the product of:

—	two times the regular cash distribution paid by Equity Office on each of its common shares for the most recent quarter; and

—	the number of Equity Office common shares into which each $1,000 principal amount of notes is exchangeable.

      Treasury regulations relating to original issue discount provide special rules for the treatment of “contingent payment debt instruments.” In general, the holder of a contingent payment debt instrument, including a holder using the cash method of accounting, must accrue interest on the debt instrument as original issue discount over its term based upon a yield to maturity resulting from the projected payment schedule, subject to subsequent adjustments, determined by the issuer, and any gain, or loss to the extent of prior income, recognized by the holder on the sale of the debt instrument will be ordinary rather than capital. However, if the contingency that would result in the contingent payment is remote, it will not cause a debt instrument to be considered a contingent payment debt instrument under the applicable Treasury regulations.

      EOP Partnership believes that the likelihood that the alternative interest amount will be paid is remote, taking into account the following:

•	the anticipated amount of cash distributions on Equity Office common shares in the future;

•	its right to redeem the notes beginning on November 23, 2004 without premium or penalty; and

•	its expectation that it would redeem the notes if at any time after November 23, 2004 the interest payable on the notes would exceed 7.25% per annum.

Accordingly, EOP Partnership intends to take the position that the provision for the alternative interest amount does not cause the notes to be considered a contingent payment debt instrument under the Treasury regulations described above.

      In addition, EOP Partnership is obligated to pay “liquidated damages” by increasing the interest payable on the notes by 0.50% per annum if it fails to meet registration obligations with respect to the notes and the Equity Office common shares issuable upon exchange of the notes. See “Description of the Notes—Registration Rights” beginning on page 21 of this prospectus. According to the contingent debt regulations, the possibility of an additional payment on the notes will not affect the amount of interest income recognized by a holder, or the timing of recognition of the interest income, if the likelihood of the additional payment, as of the date the debt obligations are issued, is remote. EOP Partnership believes that the likelihood of the payment of liquidated damages is remote and, therefore, does not intend to treat the possible payments of liquidated damages as affecting the yield to maturity of any note.

      In the event either the alternative interest amount or the liquidated damages are paid, the amounts would result in additional taxable income to the holders, and could affect the timing of income that must be recognized by a holder of the notes.

      The positions that EOP Partnership intends to take with respect to the alternative interest amount and the liquidated damages do not bind the Internal Revenue Service. Therefore, if the Internal Revenue Service were to successfully challenge these positions, the holders of the notes could face potentially adverse tax-timing consequences and all or a portion of the gain recognized on the sale, exchange or other disposition of the notes could constitute ordinary income. You are urged to consult with your own tax advisor regarding the tax consequences to you of this possibility.

      Market Discount. The resale of notes may be affected by the “market discount” provisions of the Internal Revenue Code. Market discount on a note will generally equal the amount, if any, by which the principal amount of the note exceeds the holder’s acquisition price. If the market discount is greater than a “de minimis” amount specified in the Internal Revenue Code, the market discount provisions generally require a holder of a note acquired at a market discount to treat as ordinary income any gain recognized on the disposition of the note to the extent of the “accrued market discount” at the time of disposition. Market discount on a note will be treated as accruing on a straight-line basis over the term of the note or, at the election of the holder, under a constant-yield method. A holder of a note acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction, unless the holder elects to include market discount in income as it accrues.

      Amortizable Premium. A purchaser of a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize the premium, which is referred to as a “Section 171 premium,” from the purchase date to the note’s maturity date under a constant-yield method that reflects semiannual compounding based on the note’s payment period. A Section 171 premium, however, will not include any premium attributable to a note’s exchange feature. The premium attributable to a note’s exchange feature is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no exchange feature. An amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction.

      Sale, Exchange or Redemption of the Notes. Upon the sale, exchange or redemption of a note, including an exchange of a note for Equity Office common shares under the exchange right, a holder generally will recognize capital gain or loss equal to the difference between:

•	the amount of cash proceeds and the fair market value of any property, including Equity Office common shares, received on the sale, exchange or redemption, except to the extent the amount is attributable to accrued interest not previously included in income which is taxable as ordinary income; and

•	the holder’s adjusted tax basis in the note.

      However, as described under “—Material Federal Income Tax Consequences Relating to the Notes—Taxation of U.S. Holders—Payment of Interest” beginning on page 23 of this prospectus and “—Material Federal Income Tax Consequences Relating to the Notes—Taxation of U.S. Holders— Market Discount” beginning on page 24 of this prospectus, in limited circumstances, all or a portion of the gain could be treated as ordinary income.

      A holder’s adjusted tax basis in a note generally will equal the cost of the note to the holder, less any principal payments on the note previously received by the holder and increased by any market discount previously included in income by the holder, or decreased by any bond premium amortized by the holder with respect to the notes. The capital gain or loss will be long-term if the holder’s holding period for the notes is more than one year and will be short-term if the holding period is equal to or less than one year. In the case of noncorporate taxpayers, including individuals, long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%. Corporate taxpayers are subject to a maximum regular tax rate of 35% on all capital gains and ordinary income. The deductibility of capital losses may be subject to limitations.

      Upon the exchange of a note for Equity Office common shares, the holder will have a tax basis in the Equity Office common shares received equal to the fair market value of the Equity Office common shares received at the time of the exchange. The holding period for the Equity Office common shares will begin as of the date of exchange of the notes.

      Adjustments to Exchange Price. The exchange price is subject to adjustment under specified circumstances. Although it is not clear how or to what extent Section 305 of the Internal Revenue Code and the Treasury regulations issued thereunder would apply to the notes because the notes are issued by EOP Partnership, rather than Equity Office, it is possible that the Internal Revenue Service would seek to apply Section 305 to the notes. Under Section 305 of the Internal Revenue Code, holders of the notes might be treated as having received a constructive distribution, resulting in ordinary income to the extent of Equity Office’s current and accumulated earnings and profits, if and to the extent that possible adjustments in the exchange price, particularly an adjustment to reflect a taxable dividend to holders of Equity Office common shares, increases the proportionate interest of a holder of notes in the fully diluted Equity Office common shares, whether or not the holder ever exercises its exchange right. Even if an adjustment to the exchange price were not to result in a taxable constructive distribution to a holder of notes under Section 305, the Internal Revenue Service could assert that, under principles similar to Section 305, a holder might recognize taxable income, which might be considered interest, or possibly even contingent interest. If any such taxable income were treated as a payment of interest, or contingent interest, the tax consequences would be as described under “—Material Federal Income Tax Consequences Relating to the Notes—Taxation of U.S. Holders—Payment of Interest” beginning on page 23 of this prospectus. Moreover, if there is not a full adjustment to the exchange ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Equity Office common shares in the assets or profits of Equity Office, then the increase in the proportionate interest of the holders of the Equity Office common shares generally will be treated as a distribution to Equity Office common shareholders, taxable as ordinary income to the extent of Equity Office’s accumulated earnings and profits.

     Taxation of Non-U.S. Holders

      Interest on Notes. Generally, except for interest that is considered “contingent interest” for purposes of the “portfolio interest exemption,” stated interest paid on the notes to a non-U.S. holder will not be subject to U.S. federal income tax if:

•	the interest is not “effectively connected” with the conduct of a trade or business within the United States by the non-U.S. holder;

•	the non-U.S. holder does not actually or constructively own 10% or more of the capital or profits interests in EOP Partnership;

•	the non-U.S. holder is not a “controlled foreign corporation” with respect to which EOP Partnership is a “related person” within the meaning of the Internal Revenue Code;

•	the beneficial owner of the notes is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Internal Revenue Code; and

•	the beneficial owner of the note, under penalty of perjury, certifies to the payer that the owner is not a U.S. person and the certificate provides the owner’s name and address. If the applicable requirements are satisfied, the certification described above may be provided by a securities clearing organization, a bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business.

      A non-U.S. holder that is not exempt from tax under these rules generally will be subject to U.S. federal income tax withholding at a rate of 30% unless:

•	the interest is effectively connected with the conduct of a U.S. trade or business, in which case the interest will be subject to U.S. federal income tax on a net income basis as applicable to U.S. holders generally, unless an applicable tax treaty provides otherwise; or

•	an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax.

      Interest that is paid to a non-U.S. holder on a debt instrument that is considered “contingent interest” does not qualify for the portfolio interest exemption. As described under “—Material Federal Income Tax Consequences Relating to the Notes—Taxation of U.S. Holders—Payment of Interest” beginning on page 23 of this prospectus, interest payable on the notes may be paid at the alternative interest amount, depending on the level of distributions paid on Equity Office common shares. To the extent that the alternative interest amount were to be considered contingent interest for purposes of the portfolio interest exemption, the portfolio interest exemption would not apply and U.S. federal income tax withholding at a rate of 30%, or a lower applicable treaty rate, would apply. Similarly, if the liquidated damages amount were payable on the notes, the liquidated damages portion would be considered “contingent interest” to which the portfolio interest exemption would not apply. Although not free from doubt, the applicable legislative history relating to the treatment of contingent interest for purposes of the portfolio debt exception indicates that only the excess of the alternative interest amount over the fixed interest rate payable on the notes at the rate of 7.25% per annum would be considered contingent interest subject to the 30% withholding tax and that the presence of the alternative interest amount provisions would not cause interest paid at the rate of 7.25% per annum to be considered contingent interest. Accordingly, in the absence of the publication of contrary authority in the future, EOP Partnership intends to take the position that (a) for periods during which the alternative interest amount is not payable, none of the interest payable on the notes is contingent interest for purposes of the portfolio interest exemption, and (b) for any periods with respect to which the alternative interest amount becomes payable on the notes, which, as noted above, EOP Partnership believes is a remote possibility, only the portion that exceeds the amount that would have been paid if only the rate of 7.25% per annum rate were applicable is contingent interest for purposes of the portfolio interest exemption and is subject to withholding at the rate of 30%, or a lower applicable treaty rate, on the excess. There can be no assurance, however, that the Internal Revenue Service will not take a contrary position in the future.

      In the case of a non-U.S. holder that is a corporation and that receives interest that is effectively connected with a U.S. trade or business, the interest income also may be subject to the branch profits tax, which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to a U.S. trade or business, at a 30% rate. The branch profits tax may not apply, or may apply at a reduced rate, if a recipient is a “qualified resident” of a country with which the United States has an income tax treaty that reduces or eliminates the applicable branch profits tax rate.

      To claim the benefit of a tax treaty or to claim an exemption from withholding because interest received is effectively connected with a U.S. trade or business, the non-U.S. holder must provide to the payer the appropriate, properly executed Internal Revenue Service form prior to the payment of interest. These forms must be periodically updated and, under Treasury regulations that take effect for payments made after December 31, 2000, a new form W-8BEN or W-8ECI, as applicable, will be required to be filed to claim a reduced rate of withholding under an applicable treaty. Although a new form W-8BEN or W-8ECI is not required to be used prior to January 1, 2001, the new forms may be used prior to that date. Accordingly, non-U.S. holders may wish to use the applicable new form with respect to all interest payments on the notes, as all interest payments made with respect to the notes except for the first interest payment, payable November 15, 2000, will be made after January 1, 2001. Also, under recently finalized Treasury regulations, a non-U.S. holder who is claiming tax treaty benefits may be required to obtain a U.S. taxpayer identification number and to provide documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Special procedures are provided in the Treasury regulations for payments through qualified intermediaries.

      Sale, Exchange or Redemption of Notes. A non-U.S. holder of a note generally will not be subject to U.S. federal income tax or withholding tax on any gain, other than any amount representing interest, the treatment of which is described above, realized on the sale, exchange, including an exchange of a note for Equity Office common shares, or redemption of a note, unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder;

•	in the case of a non-U.S. holder who is an individual, the individual is present in the United States for 183 days or more during the taxable year of the disposition and other requirements are met; or

•	the holder is subject to tax under the provisions of the Internal Revenue Code applicable to U.S. expatriates.

Information Reporting and Backup Withholding Tax Applicable to Note Holders and Shareholders

     U.S. Holders

      In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a note, payments of distributions on Equity Office common shares, payments of the proceeds of the sale of a note, including the exchange of notes for Equity Office common shares, and payments of the proceeds of the sale of Equity Office common shares to some holders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax at the rate of 31% if:

•	the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

•	the Internal Revenue Service notifies the payer that the TIN furnished by the payee is incorrect;

•	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

•	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

      Some holders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against the holder’s United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

     Non-U.S. Holders

      Generally, information reporting will apply to payments of interest, if any, on the notes or distributions on the Equity Office common shares, and backup withholding at a rate of 31% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption. In addition, information reporting and backup withholding will apply to payments of principal on the notes unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

      The payment of the proceeds of the disposition of notes or Equity Office common shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. holder of notes or Equity Office common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. holder’s foreign status and has no actual knowledge to the contrary.

      Treasury regulations that are generally effective with respect to payments made after December 31, 2000 modify the currently effective information reporting and backup withholding procedures and requirements, and provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payer. Under these new Treasury regulations, some holders will be required to provide new certifications with respect to payments made after December 31, 2000. Because the application of the these new Treasury regulations will vary depending on the holder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

Material Federal Income Tax Consequences of an Investment in Equity Office

     REIT Qualification

      Equity Office has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. A REIT generally is not subject to federal income tax on the income that it distributes to shareholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

      Equity Office believes that it is organized and has operated, and Equity Office intends to continue to operate, in a manner to qualify as a REIT, but there can be no assurance that Equity Office will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon Equity Office’s ability to meet, through actual annual operating results, requirements relating to asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Internal Revenue Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of Equity Office, Equity Office cannot provide any assurance that its actual operating results for any particular taxable year will satisfy the requirements for taxation as a REIT under the Internal Revenue Code.

     Taxation of Equity Office as a REIT

      General. So long as Equity Office qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. This treatment substantially eliminates double taxation at both the corporate and shareholder levels that generally results from an investment in a regular corporation. However, Equity Office will be subject to federal income tax as follows:

•	Equity Office will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid;

•	Under some circumstances, Equity Office may be subject to the “alternative minimum tax” on its items of tax preference;

•	If Equity Office has net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on this income;

•	Equity Office’s net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property;

•	If Equity Office fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a tax equal to the gross income attributable to the greater of the amount by which Equity Office fails either the 75% or 95% test (or, for taxable years beginning after December 31, 2000, a 90% test), multiplied by a fraction intended to reflect its profitability; and

•	Equity Office will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if Equity Office fails to distribute during each calendar year at least the sum of:

—	85% of its REIT ordinary income for the year;

—	95% of its REIT capital gain net income for the year; and

—	any undistributed taxable income from prior taxable years.

      In addition, if Equity Office acquires any asset from a taxable “C” corporation in a carry-over basis transaction, it could be liable for specified tax liabilities inherited from that “C” corporation. To its knowledge, Equity Office has not acquired any assets from a “C” corporation in a carry-over basis transaction. Equity Office, however, has acquired assets in carry-over basis merger transactions with several REITs. If any one of those REITs failed to qualify as a REIT at the time of its merger into Equity Office, it would have been a “C” corporation and would have been required to recognize gain with respect to its assets’ “built-in gain.” Built-in gain is the amount by which an asset’s fair market value exceeds the REIT’s adjusted basis in the asset. As the successor to these REITs, Equity Office would be liable for any tax owed by them as a result of the recognition of built-in gain. However, recently published Treasury regulations allow an acquiring REIT, such as Equity Office, to make an election to avoid the recognition of gain and the imposition of corporate level tax with respect to a built-in gain asset acquired in a carry-over basis transaction from a “C” corporation unless and until Equity Office disposes of that built-in gain asset during the 10-year period following its acquisition, at which time Equity Office would recognize, and would be subject to the highest regular corporate rate of tax on, the built-in gain. Even though Equity Office believes that each of the REITs it has acquired qualified as a REIT for tax purposes at the time of its merger into Equity Office, Equity Office has made or will make the election described above as a precautionary measure to protect Equity Office if the Internal Revenue Service later determines that one of these REITs did not qualify as a REIT at the time of its merger into Equity Office. Similar rules would apply if Equity Office were to acquire assets from a “C” corporation in the future in a carry-over basis transaction.

      Requirements for Qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code, which provide the rules applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to applicable provisions of the Internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities;

(7)	that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8)	that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Internal Revenue Code and regulations promulgated thereunder; and

(9)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

      Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Internal Revenue Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

      Equity Office believes that it has issued sufficient shares of beneficial interest with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. In addition, Equity Office’s declaration of trust contains restrictions regarding the transfer of shares of beneficial interest that are intended to assist Equity Office in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that Equity Office will be able to satisfy these the share ownership requirements. If Equity Office fails to satisfy these share ownership requirements, it will fail to qualify as a REIT.

      To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares. For Equity Office’s taxable years beginning on or after January 1, 1998, if Equity Office complies with the annual letters requirement and it does not know or, exercising reasonable diligence, would not have known of its failure to meet condition (6) above, then it will be treated as having met condition (6) above.

      To qualify as a REIT, Equity Office cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. Equity Office has elected to be taxed as a REIT beginning with its first taxable year. Therefore, Equity Office has not had any undistributed non-REIT earnings and profits of its own. Equity Office previously has merged with other REITs and would have inherited any undistributed non-REIT earnings and profits that those REITs might have had if any of them had failed to qualify as a REIT at any point. Equity Office believes that all of the REITs with which it has merged qualified as REITs throughout their existence. However, the Internal Revenue Service could determine otherwise.

      If the Internal Revenue Service did determine that Equity Office inherited undistributed non-REIT earnings and profits and Equity Office did not distribute the non-REIT earnings and profits by the end of that taxable year, it appears that Equity Office could avoid disqualification as a REIT by using “deficiency dividend” procedures to distribute the non-REIT earnings and profits. The deficiency dividend procedures would require Equity Office to make a distribution to shareholders, in addition to the regularly required REIT distributions, within 90 days of the Internal Revenue Service determination. In addition, Equity Office would have to pay to the Internal Revenue Service an interest charge on 50% of the non-REIT earnings and profits that were not distributed prior to the end of the taxable year in which Equity Office inherited the undistributed non-REIT earnings and profits. However, it is possible that the Internal Revenue Service would determine that the deficiency dividend procedure is not available to Equity Office, in which case Equity Office would fail to qualify as a REIT. It is also possible that, even if the procedure were available, Equity Office would be prohibited from qualifying as a REIT for the year in which any undistributed earnings and profits were acquired, but would be allowed to qualify as a REIT for subsequent years. For taxable years of Equity Office beginning after December 31, 2000, changes in the law clarify that the deficiency dividend procedures should be available to allow Equity Office to qualify as a REIT in the year in which any undistributed non-REIT earnings and profits are acquired.

      Qualified REIT Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of Equity Office will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

      Ownership of Partnership Interests by a REIT. A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, Equity Office’s proportionate share of the assets and items of income of EOP Partnership, including EOP Partnership’s share of assets and items of income of any subsidiaries that are partnerships or limited liability companies, are treated as assets and items of income of Equity Office for purposes of applying the asset and income tests. Equity Office has control over EOP Partnership and substantially all of the partnership and limited liability company subsidiaries of EOP Partnership and intends to operate them in a manner that is consistent with the requirements for qualification of Equity Office as a REIT.

      Income Tests Applicable to REITs. To qualify as a REIT, Equity Office must satisfy two gross income tests. First, at least 75% of Equity Office’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of Equity Office’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, some payments under hedging instruments and gain from the sale or disposition of stock or securities and some hedging instruments.

      Rents received by Equity Office will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless, for periods after December 31, 2000, the tenant is a taxable REIT subsidiary and specified applicable conditions are met. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

      Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, Equity Office is only allowed to provide services that are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, Equity Office may not provide “impermissible services” to the tenants except through an independent contractor that bears the expenses of providing the services and from whom Equity Office derives no revenue. Equity Office, however, may provide some impermissible services directly if the “impermissible tenant service income” at any particular property for any taxable year does not exceed 1% of Equity Office’s total income from that property. Impermissible tenant service income is deemed to be at least 150% of Equity Office’s direct cost of providing the service. If the total amount of impermissible tenant service income from a property does not exceed 1% of Equity Office’s total income from the property, the services will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income will not qualify as rents from real property. If the impermissible tenant service income exceeds 1% of Equity Office’s total income from a property, then all of the income from that property will fail to qualify as rents from real property. After December 31, 2000, Equity Office will be able to provide impermissible services to tenants through a taxable REIT subsidiary, subject to specified limitations. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary will be subject to regular federal income taxes. For a further discussion of taxable REIT subsidiaries, see “—Material Federal Income Tax Consequences of an Investment in Equity Office—Taxation of Equity Office as a REIT—Changes to REIT Qualification Requirements” beginning on page 37 of this prospectus.

      Equity Office does not and does not intend to do any of the following:

•	charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above, unless Equity Office determines that the rent received from a particular tenant under this type of arrangement is not material and will not jeopardize Equity Office’s status as a REIT;

•	rent any property to a related party tenant, unless Equity Office determines that the rent received from the related party tenant that results in non-qualifying income is not material and will not jeopardize Equity Office’s status as a REIT;

•	derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which either is less than 15% of the total rent received under the lease, unless the rental income is not material and/or is an amount that will not jeopardize Equity Office’s status as a REIT; or

•	perform services considered to be noncustomary or rendered to the occupant of the property, other than through an independent contractor from whom Equity Office derives no revenue or an entity that qualifies as a “taxable REIT subsidiary” after December 31, 2000, except where the impermissible tenant service income would not exceed the 1% limit described above.

      Equity Office provides services and access to third-party service providers at some or all of its properties. However, based upon Equity Office’s experience in the office rental markets where the properties are located, Equity Office believes that all access to service providers and services provided to tenants by Equity Office either are usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant, or, if considered impermissible services, will not result in impermissible tenant service income with respect to any property in excess of the 1% limit. However, Equity Office cannot provide any assurance that the Internal Revenue Service will agree with these positions. Equity Office monitors the activities at its properties and believes that the 1% limit has not been exceeded at any property and intends to continue to monitor the application of the 1% limit at each of its properties. In the past, Equity Office has engaged Tenant Services Corp., which was structured to qualify as an independent contractor, to perform services at some properties that Equity Office believes are customarily offered at similar properties in the same geographical area, but that might not be permissible for a REIT to perform directly. Equity Office may continue to engage Tenant Services Corp. to perform services that, if not performed by an independent contractor, would give rise to impermissible tenant service income in excess of the 1% limit.

      Equity Office has obtained a ruling from the Internal Revenue Service indicating that amounts received by Equity Office under agreements with third-party service companies for the operation of qualifying parking facilities will qualify as rents from real property for purposes of satisfying the 95% and 75% gross income tests. The parking facilities must be part of, adjacent to, or within the same complex as an Equity Office building, and EOP Partnership must bear the expenses incurred in operating the parking facilities. Parking facilities that are within one block of an Equity Office building are considered adjacent for purposes of the ruling. The parking garages are operated under parking management agreements with third-party service companies that receive a management fee which may be a fixed dollar amount or a percentage of gross or net revenues.

      Equity Office has interests in stand-alone parking garages that are operated by third-party service companies under lease agreements whereby EOP Partnership and the service companies share the gross receipts from the parking operation and EOP Partnership receives fixed rental payments from the service companies and bears none of the operational expenses. The income received by EOP Partnership from the stand-alone garages under these agreements should qualify as rents from real property for the purposes of the 95% and 75% gross income tests. One agreement for a stand-alone garage in which Equity Office no longer owns an interest, however, provided for the receipt of a percentage of net receipts by EOP Partnership and, therefore, has resulted in nonqualifying gross income. Equity Office believes that the income received under this agreement has been insignificant relative to the total gross income of Equity Office for the relevant taxable years.

      Equity Office also has received a ruling from the Internal Revenue Service generally stating that revenue received by Equity Office with respect to telecommunications services provided to tenants will qualify as rents from real property for purposes of the 75% and 95% gross income tests. The ruling broadly defines telecommunications services to include telephone and other communications services, e-mail, video communications, electronic research, Internet access, communication networking, safety and security systems and environmental control systems, which may be provided by telecommunications service providers. The ruling, however, provides that these amounts will not qualify as rents from real property if they are received from a related party tenant or if the amounts are based on a percentage of net income. Allied Riser Communications Corp., a telecommunications service provider, has entered into a license agreement with Equity Office to provide telecommunications services to Equity Office tenants. Equity Office believes that amounts paid by Allied Riser Communications Corp. under the license agreement should qualify as rents from real property and not be disqualified as related party rent. Although Mr. Zell owns a substantial indirect interest in Allied Riser Communications Corp., Equity Office has determined that Mr. Zell’s interest would not be treated as owned by Equity Office under the applicable constructive ownership rules and thereby cause it to be a related party tenant.

      Equity Office has received stock and warrants to acquire stock at a nominal cost or no cost from Allied Riser Communications Corp. and several other telecommunications services providers, and intends to enter into other similar arrangements in the future. Equity Office recognizes income at the time it receives below-market stock and warrants to the extent their fair market value exceeds any amount that Equity Office may have paid for the stock or warrants. Equity Office believes that its gross income from the receipt of the below-market stock and warrants qualifies as rents from real property under its ruling from the Internal Revenue Service. If, however, the stock and warrants received by Equity Office would cause a telecommunications service provider to be a related party tenant, Equity Office would treat any income received from the provider as nonqualifying income for purposes of the 95% gross income test. For the purpose of determining whether the provider is a related party tenant, Equity Office will treat any warrants as having been exercised.

      As a result of its merger with Cornerstone Properties Inc. in June 2000, Equity Office acquired additional stock and warrants in Allied Riser Communications Corp. and Broadband Office, Inc. and acquired stock and warrants in Cypress Communications, Inc., another telecommunications service provider. Equity Office believes that the services provided by these providers with respect to properties acquired from Cornerstone also are covered by Equity Office’s telecommunications ruling.

      Equity Office has invested in Captivate Network, Inc., a media company that installs, designs and operates electronic display screens for use in office building elevators. Equity Office has purchased stock in Captivate, and also will receive below-market warrants for Captivate stock based on the number of its properties that enter into license agreements with Captivate. Beginning in 2001, Equity Office also will receive a portion of the gross income earned by Captivate from advertisers’ use of the system and all other income earned directly or indirectly by Captivate from the system. Equity Office owns constructively more than 10% of Captivate, and Captivate is a related party tenant of Equity Office. Equity Office will treat the income earned by Equity Office as a result of receiving below market warrants from Captivate, including warrants received for license agreements entered into for properties acquired from Cornerstone, as nonqualifying related party tenant income. Equity Office does not believe that the income from the Captivate warrants or any other income to be earned from Captivate, when combined with other nonqualifying income of Equity Office, will cause Equity Office not to satisfy the 95% gross income test.

      In 1999, Equity Office and Equity Business Centers Holding Corp., an unaffiliated entity, formed a new corporation, Equity Business Centers Corp., of which Equity Office owns 100% of the nonvoting common stock representing 95% of the equity, but none of the voting common stock. Equity Office also intends to loan money to Equity Business Centers Corp. to fund its operations. Equity Business Centers Corp. entered into a joint venture with an affiliate of Regus Business Centres plc, a company registered in

England. The joint venture, Regus Equity Business Centers, L.L.C., was formed to lease office space from Equity Office to operate business centers. Equity Office has received a ruling from the Internal Revenue Service generally stating that the activities of Regus Equity Business Centers, L.L.C. will not cause the rents received by Equity Office from tenants at the properties where Regus Equity Business Centers, L.L.C. operates a business center, to be considered nonqualifying income. Equity Office, however, currently treats any rent paid by Regus Equity Business Centers, L.L.C. to Equity Office as related party rent and, thus, nonqualifying income.

      Equity Office owns and operates a hotel property that was acquired as a result of the merger with Cornerstone Properties Inc. Income from the operation of a hotel does not qualify for purposes of the REIT income tests. Equity Office believes that the amount of nonqualifying income generated from this hotel will be insignificant and will not affect Equity Office’s ability to meet the 95% gross income test.

      “Interest” generally will be nonqualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. Equity Office does not expect to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests. Beacon Property Management Corp. and Beacon Construction Co., Inc., each taxable “C” corporations, currently hold loans secured by the Rowes Wharf property in Boston, Massachusetts. These loans provide for payments of interest based upon cash flow and might be recharacterized as equity interests. These loans could not be held directly by Equity Office without jeopardizing its qualification as a REIT and will continue to be held in a taxable “C” corporation.

      Equity Office Properties Management Corp., Beacon Property Management Corp. and WCP Services, Inc., each a taxable “C” corporation, conduct third-party management services for properties not wholly owned by EOP Partnership. EOP Office Company, a taxable “C” corporation, through its interest in Wright Runstad Associates Limited Partnership, provides development services for properties that are not wholly owned by EOP Partnership. These entities collectively, together with Beacon Construction Company, Inc., which has ceased construction operations, and Beacon Design Corporation, which has an interest in a development project in Newton, Massachusetts, Real State Insurance Corporation and Equity Business Centers, Corp. are referred to as the noncontrolled subsidiaries. EOP Partnership owns 100% of the non-voting stock of each of the noncontrolled subsidiaries, 1% of the voting stock of Beacon Property Management Corp., Beacon Construction Co., Inc. and WCP Services, Inc., and none of the voting stock of any of the other noncontrolled subsidiaries. Each of the noncontrolled subsidiaries is taxable as a regular “C” corporation. Equity Office’s share of any dividends received from the noncontrolled subsidiaries should qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Equity Office does not anticipate that it will receive sufficient dividends from the noncontrolled subsidiaries to cause it to exceed the limit on nonqualifying income under the 75% gross income test.

      In addition to the 75% and 95% gross income tests, Equity Office had to meet a 30% gross income test for its taxable year ended December 31, 1997. The 30% gross income test required that short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years, apart from involuntary conversions and sales of foreclosure property, represent less than 30% of Equity Office’s gross income, including gross income from prohibited transactions. The 30% gross income test is not applicable for taxable years starting on or after January 1, 1998.

      If Equity Office fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if Equity Office’s failure to meet the tests is due to reasonable cause and not due to willful neglect, Equity Office attaches a schedule of the sources of its income to its federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Equity Office would be entitled to the benefit of these relief provisions. For example, if Equity Office fails to satisfy the gross income tests because nonqualifying income that Equity Office intentionally incurs exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving Equity Office, Equity Office will fail to qualify as a REIT. As discussed under “—General” beginning on page 22 of this prospectus, even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar relief provision is available if Equity Office failed the 30% income test for its taxable year ended December 31, 1997.

      Any gain realized by Equity Office on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including Equity Office’s share of this type of gain realized by EOP Partnership, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. EOP Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of its properties as are consistent with EOP Partnership’s investment objectives. Equity Office cannot provide any assurance, however, that the Internal Revenue Service might not contend that one or more of these sales is subject to the 100% penalty tax.

      Asset Tests Applicable to REITs. At the close of each quarter of its taxable year, Equity Office must satisfy three tests relating to the nature of its assets:

(1)	at least 75% of the value of Equity Office’s total assets must be represented by real estate assets. Equity Office’s real estate assets include, for this purpose, its allocable share of real estate assets held by EOP Partnership and the non-corporate subsidiaries of EOP Partnership, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long-term debt of Equity Office, cash, cash items and government securities;

(2)	not more than 25% of Equity Office’s total assets may be represented by securities other than those in the 75% asset class; and

(3)	of the investments included in the 25% asset class, except for REITs or qualified REIT subsidiaries, the value of any one issuer’s securities owned by Equity Office may not exceed 5% of the value of Equity Office’s total assets, and Equity Office may not own more than 10% of any one issuer’s outstanding voting securities. For taxable years beginning after December 31, 2000, the 10% test will be modified, and Equity Office will become subject to a new asset test. See “—Material Federal Income Tax Consequences of an Investment in Equity Office—Taxation of Equity Office as a REIT—Changes to REIT Qualification Requirements” beginning on page 37 of this prospectus.

      After initially meeting the asset tests at the close of any quarter, Equity Office will not lose its status as a REIT if it fails to satisfy the 25% or 5% asset tests at the end of a later quarter solely by reason of changes in the relative values of its assets. If the failure to satisfy the 25% or 5% asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. An acquisition of securities could include Equity Office increasing its interest in EOP Partnership as a result of a merger, the exercise by limited partners of their redemption right relating to units in EOP Partnership, an additional capital contribution of proceeds of an offering of shares of beneficial interest by Equity Office or an exchange of notes for Equity Office common shares. Equity Office intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25% or 5% asset tests. If Equity Office were to fail to cure noncompliance with the asset tests within this time period, Equity Office would cease to qualify as a REIT.

      Stock interests owned by Equity Office in another REIT are qualifying real estate assets for purposes of the 75% gross asset test, and, consequently, these stock interests are not subject to the 10% voting stock limitation or 5% asset test. Equity Office and EOP Partnership currently own, in the aggregate, 51.6% of the outstanding stock of BeaMetFed, Inc., which has elected to be taxed as a REIT for federal income tax purposes. As a REIT, BeaMetFed, Inc. is subject to the various REIT qualification requirements. Equity Office believes that BeaMetFed, Inc. has been organized and has operated in a manner to qualify for taxation as a REIT for federal income tax purposes and will continue to be organized and to operate in this manner. If BeaMetFed, Inc. were to fail to qualify as a REIT, Equity Office’s stock interests in BeaMetFed, Inc. would cease to be qualifying real estate assets for purposes of the 75% gross asset test and would become subject to the 10% voting stock limitation and, effective for taxable years after December 31, 2000, the 10% value limitation generally applicable to Equity Office’s ownership in corporations (other than REITs, qualified REIT subsidiaries and taxable REIT subsidiaries). Since Equity Office owns 51.6% of the outstanding stock of BeaMetFed, Inc., if BeaMetFed, Inc. failed to qualify as a REIT, the 10% voting stock limitation would not be satisfied and Equity Office itself would fail to qualify as a REIT.

      Equity Office does not own more than 1% of the voting stock of any of its noncontrolled subsidiaries, but it does own 100% of the nonvoting stock of each of the noncontrolled subsidiaries, and it loans money to the noncontrolled subsidiaries. As described above, Equity Office also owns stock and warrants in telecommunications service providers and Captivate. None of Equity Office, EOP Partnership or any of the non-corporate subsidiaries of EOP Partnership, however, owns more than 10% of the voting securities of any of these entities. In making this determination, Equity Office treats warrants and convertible preferred stock that have zero or relatively insubstantial exercise or conversion prices and are currently exercisable for voting stock as if the warrants or conversion rights had been exercised.

      In addition, Equity Office believes that its pro rata share of the value of the securities, including debt, of each of the noncontrolled subsidiaries and of each of the telecommunications services providers and Captivate, does not exceed 5% of the total value of Equity Office’s assets. Equity Office cannot provide any assurance, however, that the Internal Revenue Service might not contend either that the value of the securities of the noncontrolled subsidiaries held by Equity Office exceeds the 5% value limitation or that nonvoting stock of the noncontrolled subsidiaries or another corporate entity owned by Equity Office should be considered voting stock for this purpose.

      Changes to REIT Qualification Requirements. After December 31, 2000, the 5% value test and the 10% voting security test will be modified in three respects. First, the 10% voting securities test will be expanded so that REITs also will be prohibited from owning more than 10% of the value of the outstanding securities of any one issuer. Second, an exception to these tests will be created so that REITs will be permitted to own securities of a subsidiary that exceed the 5% value test and the new 10% vote or value test if the subsidiary elects to be a taxable REIT subsidiary. Equity Office currently owns more than 10% of the total value of the outstanding securities of its noncontrolled subsidiaries. The expanded 10% vote or value test, however, will not apply to a noncontrolled subsidiary unless it engages in a substantial new line of business or acquires any substantial asset or Equity Office acquired any securities in the noncontrolled subsidiary after July 12, 1999. Equity Office expects that all of its existing noncontrolled subsidiaries will elect to be treated as taxable REIT subsidiaries. Third, for taxable years beginning after December 31, 2000, Equity Office will not be able to own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of Equity Office’s total assets.

      Rents received by Equity Office from a taxable REIT subsidiary will be qualifying rents from real property for purposes of the REIT income tests, described above, and will not be related party rent, so long as at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. In addition, a taxable REIT subsidiary will be able to perform some impermissible tenant services without causing Equity Office to receive impermissible tenant services income under the REIT income tests. Several provisions of the new law will ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary will be limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT will have to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT, the

REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.

      Annual Distribution Requirements Applicable to REITs. To qualify as a REIT, Equity Office is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to (1) the sum of (a) 95% (90% for taxable years beginning after December 31, 2000) of Equity Office’s REIT taxable income, computed without regard to the dividends paid deduction and its net capital gain, and (b) 95% (90% for taxable years beginning after December 31, 2000) of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income.

      In addition, if Equity Office recognizes any built-in gain, Equity Office will be required, under Treasury regulations, to distribute at least 95% (90% for taxable years beginning after December 31, 2000) of the built-in gain, after tax, recognized on the disposition of the applicable asset. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before Equity Office timely files its tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made. See “—General” beginning on page 22 of this prospectus for a discussion of the possible recognition of built-in gain.

      Equity Office intends to make timely distributions sufficient to satisfy its annual distribution requirements. In this regard, the partnership agreement of EOP Partnership authorizes Equity Office, as general partner, to take steps as may be necessary to cause EOP Partnership to distribute to its partners an amount sufficient to permit Equity Office to meet these distribution requirements. It is expected that Equity Office’s REIT taxable income generally will be less than its cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, Equity Office anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that Equity Office, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements. In this event, Equity Office may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions or to pay dividends in the form of taxable stock dividends.

      Under some circumstances, Equity Office may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to shareholders in a later year, which may be included in Equity Office’s deduction for dividends paid for the earlier year. Thus, Equity Office may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Equity Office will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

      To the extent that Equity Office does not distribute all of its net capital gain or distributes at least 95% (90% for taxable years beginning after December 31, 2000), but less than 100%, of its REIT taxable income, as adjusted, it is subject to tax on these amounts at regular corporate tax rates.

      Equity Office will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if Equity Office fails to distribute during each calendar year at least the sum of:

•	85% of its REIT ordinary income for the year;

•	95% of its REIT capital gain net income for the year; and

•	any undistributed taxable income from prior taxable years.

      A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

      Recordkeeping Requirements. Under applicable Treasury regulations, Equity Office must comply with applicable recordkeeping requirements to qualify for taxation as a REIT.

      Failure of Equity Office to Qualify as a REIT. If Equity Office fails to qualify for taxation as a REIT in any taxable year, and if relief provisions do not apply, Equity Office will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. If Equity Office fails to qualify as a REIT, Equity Office will not be required to make any distributions to shareholders and any distributions that are made to shareholders will not be deductible by Equity Office. As a result, Equity Office’s failure to qualify as a REIT would significantly reduce the cash available for distributions by Equity Office to its shareholders. In addition, if Equity Office fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of Equity Office’s current and accumulated earnings and profits, whether or not attributable to capital gains of Equity Office, and corporate shareholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Equity Office also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that Equity Office would be entitled to any statutory relief.

     Taxation of U.S. Shareholders

      Distributions by Equity Office. So long as Equity Office qualifies as a REIT, distributions to U.S. shareholders out of its current or accumulated earnings and profits that are not designated as capital gain dividends will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. Distributions in excess of its current and accumulated earnings and profits will reduce the adjusted tax basis of the shareholder’s shares. Distributions that exceed the U.S. shareholder’s adjusted basis in its shares will be taxable as capital gains if the shares are held as a capital asset. If Equity Office declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 30 of the following year, Equity Office will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

      Equity Office may elect to designate distributions of its net capital gain as “capital gain dividends.” Capital gain dividends are taxed to shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. shareholder has held its shares. If Equity Office designates any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

      Instead of paying capital gain dividends, Equity Office may designate all or part of its net capital gain as “undistributed capital gain.” Equity Office will be subject to tax at regular corporate rates on any undistributed capital gain. A U.S. shareholder will be required to include its share of this gain in income as long-term capital gain. However, the U.S. shareholder will also be treated as having paid its share of the tax paid by Equity Office with respect to the gain. Accordingly, U.S. shareholders will be able to claim a refund or a credit to the extent that the tax paid by Equity Office exceeds the shareholders’ tax liability on the undistributed capital gain. The U.S. shareholder’s basis in its shares would be increased by its share of this gain and decreased by its share of applicable tax.

      Equity Office will classify portions of any designated capital gain dividend as either:

•	a 20% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 20%; or

•	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

      Equity Office must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by Equity Office only will be effective to the extent that they comply with Revenue

Ruling 89-91, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

      Distributions made by Equity Office and gain arising from the sale or exchange by a U.S. shareholder of shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from Equity Office generally will be treated as investment income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. Equity Office will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. shareholders may not include in their individual income tax returns any net operating losses or capital losses of Equity Office. Equity Office’s operating or capital losses would be carried over by Equity Office for potential offset against future income, subject to applicable limitations.

      Sales of Shares. Upon any taxable sale or other disposition of shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on the sale or other disposition; and

•	the holder’s adjusted basis in the shares for tax purposes.

      This gain or loss will be a capital gain or loss if the shares have been held by the U.S. shareholder as a capital asset. Generally, a non-corporate U.S. shareholder who has held Equity Office shares for more than one year will be taxable on capital gain at a maximum rate of 20%. However, a maximum rate of 25% will apply to capital gain that is treated as “unrecaptured Section 1250 gain” for individuals, trusts and estates. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations on how the capital gain rates will apply to sales of shares in REITs. Shareholders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of Equity Office shares held for more than 12 months. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or more, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from Equity Office that were required to be treated as long-term capital gains.

     Taxation of Tax-Exempt Shareholders

      Provided that a tax-exempt shareholder has not held its common shares as “debt financed property” within the meaning of the Internal Revenue Code, the dividend income from Equity Office will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax-exempt shareholder has held its shares as debt financed property within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

      However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in Equity Office will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for applicable purposes to offset the income generated by its investment in Equity Office. These tax-exempt shareholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

      Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

      A REIT is a pension held REIT if it meets the following two tests:

•	it qualified as a REIT only by reason of Section 856(h)(3) of the Internal Revenue Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

•	either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

      The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception with respect to pension trusts. Based on both its current share ownership and the limitations on transfer and ownership of shares contained in its declaration of trust, Equity Office does not expect to be classified as a pension held REIT.

     U.S. Taxation of Non-U.S. Shareholders

      Distributions by Equity Office. Distributions by Equity Office to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by Equity Office of “U.S. real property interests” nor designated by Equity Office as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of Equity Office’s current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. Equity Office expects to withhold U.S. income tax at the rate of 30% on any dividend distributions made to a non-U.S. shareholder unless:

•	a lower treaty rate applies and any required form or certification evidencing eligibility for that reduced rate is filed with Equity Office; or

•	the non-U.S. shareholder files an Internal Revenue Service Form 4224 with Equity Office claiming that the distribution is effectively connected income.

      Distributions in excess of current and accumulated earnings and profits will be taxable to a non-U.S. shareholder (and will be subject to withholding tax) to the extent that the distributions exceed the non-U.S. shareholder’s basis in its Equity Office common shares. Distributions in excess of current or accumulated earnings and profits of Equity Office that do not exceed the adjusted basis of the non-U.S. shareholder in its common shares will reduce the non-U.S. shareholder’s adjusted basis in its common shares and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

      Equity Office may be required to withhold at least 10% of any distribution in excess of its current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

      Distributions to a non-U.S. shareholder that are designated by Equity Office at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•	the investment in the common shares is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or

•	the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

      Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by Equity Office of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. shareholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation.

      Equity Office will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to foreign shareholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of Equity Office’s net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. shareholder’s United States federal income tax liability.

      Although the law is not clear on the matter, it appears that amounts designated by Equity Office as undistributed capital gains in respect of the common shares held by U.S. shareholders generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions by Equity Office of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by Equity Office on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by Equity Office were to exceed their actual United States federal income tax liability.

      Sale of Common Shares. Gain recognized by a non-U.S. shareholder upon the sale or exchange of Equity Office common shares generally would not be subject to United States taxation unless:

•	the investment in the Equity Office common shares is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as domestic shareholders with respect to any gain;

•	the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	the Equity Office common shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

      The Equity Office common shares will not constitute a United States real property interest if Equity Office is a domestically-controlled REIT. Equity Office will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by non-U.S. shareholders.

      Equity Office believes that, currently, it is a domestically-controlled REIT and, therefore, that the sale of Equity Office common shares would not be subject to taxation under FIRPTA. In addition, Equity Office’s declaration of trust contains ownership limitations designed to help prevent Equity Office from failing to qualify as a domestically-controlled REIT. Because the Equity Office common shares are publicly traded, however, Equity Office cannot guarantee that it will continue to be a domestically-controlled REIT.

      Even if Equity Office does not qualify as a domestically-controlled REIT at the time a non-U.S. shareholder sells its Equity Office common shares, gain arising from the sale still would not be subject to FIRPTA tax if:

•	the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

•	the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

      If gain on the sale or exchange of Equity Office common shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

     Tax Aspects of Equity Office’s Ownership of Interests in EOP Partnership and Other Partnerships

      General. All of Equity Office’s investments are held indirectly through EOP Partnership. In general, partnerships are “pass-through” entities that are not subject to federal income tax at the partnership level. However, a partner is allocated its proportionate share of the items of income, gain, loss, deduction and credit of a partnership, and is required to include these items in calculating its tax liability, without regard to whether it receives a distribution from the partnership. Equity Office includes its proportionate share of these partnership items in its income for purposes of the various REIT income tests and the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, Equity Office includes its proportionate share of assets held through EOP Partnership. See “—Material Federal Income Tax Consequences of an Investment in Equity Office—Taxation of Equity Office as a REIT—Ownership of Partnership Interests by a REIT” beginning on page 31 of this prospectus.

      Entity Classification. Equity Office believes that EOP Partnership and each of the partnerships and limited liability companies in which Equity Office owns an interest, directly or through another partnership or limited liability company, will be treated as a partnership or disregarded for federal income tax purposes and will not be taxable as a corporation. If any of these entities were treated as a corporation, it would be subject to an entity level tax on its income and Equity Office could fail to meet the REIT income and asset tests. See “—Material Federal Income Tax Consequences of an Investment in Equity Office—Taxation of Equity Office as a REIT—Asset Tests Applicable to REITs” beginning on page 36 of this prospectus and “—Material Federal Income Tax Consequences of an Investment in Equity Office—Taxation of Equity Office as a REIT—Income Tests Applicable to REITs” beginning on page 32 of this prospectus.

      A partnership is a “publicly traded partnership” under Section 7704 of the Internal Revenue Code if:

•	interests in the partnership are traded on an established securities market; or

•	interests in the partnership are readily tradeable on a “secondary market” or the “substantial equivalent” of a secondary market.

      Under the relevant Treasury regulations, interests in a partnership will not be considered readily tradeable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership.

      EOP Partnership currently takes the reporting position for federal income tax purposes that it is not a publicly traded partnership. There is a significant risk, however, that the right of a holder of EOP Partnership units to redeem the EOP Partnership units for EOP common shares could cause EOP Partnership units to be considered readily tradeable on the substantial equivalent of a secondary market. Moreover, if EOP Partnership units were considered to be tradeable on the substantial equivalent of a secondary market, either now or in the future, EOP Partnership cannot provide any assurance that it would qualify for any of the safe harbors mentioned above, or that, if it currently qualifies for a safe harbor, EOP Partnership will continue to qualify for any of the safe harbors in the future. For example, EOP Partnership cannot satisfy the “private placement” safe harbor because it has more than 100 partners and has issued units in registered offerings.

      If EOP Partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Internal Revenue Code. Qualifying income is generally real property rents and other types of passive income. Equity Office believes that EOP Partnership will have sufficient qualifying income so that it will be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to Equity Office in order for it to qualify as a REIT under the Internal Revenue Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although a difference exists between these two income tests regarding whether rent is considered from a related tenant, Equity Office does not believe that this difference would cause EOP Partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships.

      Allocations of Partnership Income, Gain, Loss, Deduction and Credit. A partnership agreement will generally determine the allocation of income and loss among partners. However, those allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the applicable Treasury regulations, which generally require that partnership allocations respect the economic arrangement of the partners.

      If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to the item. The allocations of taxable income and loss provided for in the partnership agreement of EOP Partnership are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the regulations promulgated thereunder.

      Tax Allocations with Respect to the Properties. Under Section 704(c) of the Internal Revenue Code, income, gain, loss, deduction and credit attributable to a property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, as applicable, the difference between the adjusted tax basis and the fair market value of property at the time of contribution. The difference is known as the book-tax difference. Section 704(c) allocations are for federal income tax purposes only and do not affect the book capital accounts or other economic or legal arrangements among the partners. Under Treasury regulations promulgated under Section 704(c) of the Internal Revenue Code, similar rules apply when a partnership elects to “revalue” its assets in limited situations, such as when a contribution of property is made to a partnership by a new partner.

      The partnership agreement of EOP Partnership requires that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. Treasury regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences, including retention of the “traditional method” or the election of alternative methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. EOP Partnership and Equity Office have determined to use the traditional method of accounting for book-tax differences with respect to the properties initially contributed to EOP Partnership in its formation or subsequently acquired by merger or contribution.

      In general, if any asset contributed to or revalued by EOP Partnership is determined to have a fair market value that is greater than its adjusted tax basis, partners who have contributed those assets, including Equity Office, will be allocated lower amounts of depreciation deductions as to specific properties for tax purposes by EOP Partnership and increased taxable income and gain on sale. Thus, Equity Office may be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of contributed assets. These amounts may be in excess of the economic or book income allocated to it as a result of the sale and, as a result, the allocation might cause Equity Office to recognize taxable income in excess of the cash distribution received. This excess taxable income is sometimes referred to as “phantom income.” Because Equity Office relies on cash distributions from EOP Partnership to meet its REIT distribution requirements, which are specified percentages of its REIT taxable income, the recognition of this phantom income might adversely affect Equity Office’s ability to comply with those requirements. In this regard, it should be noted that as the general partner of EOP Partnership, Equity Office will determine, taking into account the tax consequences to it, when and whether to sell any given property. See “—Material Federal Income Tax Consequences of an Investment in Equity Office—Taxation of Equity Office as a REIT—Annual Distribution Requirements Applicable to REITs” on page 38 of this prospectus.

     Other Tax Consequences for Equity Office and Its Shareholders

      Equity Office and its shareholders are subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Equity Office and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders of Equity Office should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Equity Office.

      A portion of the cash to be used by Equity Office to fund distributions comes from dividends paid by the noncontrolled subsidiaries (and, after December 31, 2000, any new taxable REIT subsidiaries formed by Equity Office). The noncontrolled subsidiaries are subject to federal and state income tax at the full applicable corporate rates. Equity Office expects that some or all of its noncontrolled subsidiaries will elect to be treated as taxable REIT subsidiaries after December 31, 2000. A taxable REIT subsidiary will be a fully taxable corporation and, in addition, will be limited in its ability to deduct interest payments made to Equity Office. For a more detailed discussion of taxable REIT subsidiaries, see “—Material Federal Income Tax Consequences of an Investment in Equity Office— Taxation of Equity Office as a REIT— Changes to REIT Qualification Requirements” beginning on page 37 of this prospectus.

      To the extent that Equity Office, the noncontrolled subsidiaries or any taxable REIT subsidiaries are required to pay federal, state or local taxes, Equity Office will receive less dividend income from them and will have less cash available for distribution to shareholders.

SELLING HOLDERS

      The notes were originally issued by EOP Partnership and sold by the initial purchaser in transactions exempt from the registration requirements of the Securities Act. Selling holders, which term includes their transferees, pledgees or donees or their successors, may from time to time offer and sell under this prospectus any or all of the EOP Partnership notes and Equity Office common shares for which notes may be exchanged.

      The following table sets forth the name of each selling holder as well as the following additional information as of December 5, 2000:

•	any material relationship of the holder with EOP Partnership or Equity Office;

•	the aggregate principal amount of notes owned by each selling holder;

•	the maximum aggregate principal amount of notes which may be offered for the account of the selling holder under this prospectus;

•	the number of Equity Office common shares owned by each selling holder; and

•	the maximum number of Equity Office common shares which may be offered for the account of the selling holder under this prospectus.

      This information with respect to each selling holder is based upon information provided by or on behalf of the selling holder. The selling holders may offer and sell under this prospectus all, some or none of the notes or Equity Office common shares issuable upon exchange of the notes. Because the selling holders may offer and sell under this prospectus all or a portion of the notes or the Equity Office common shares issuable upon exchange of the notes, we cannot estimate the aggregate principal amount of notes or the number of Equity Office common shares issuable upon exchange of the notes that will be held by the selling holders upon termination of sales under this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which the information was provided to us regarding their notes in transactions exempt from the registration requirements of the Securities Act.

	Principal Amount
	of Notes
	Beneficially Owned	Principal Amount	Common Shares	Common Shares
	Prior to the	of Notes	Owned Prior	Offered
Name	Offering	Offered Hereby	to the Offering(1)	Hereby(2)

AEW Targeted Securities Fund II, L.P.	5,000,000	5,000,000	147,058 (3)	147,058

AFTRA Health Fund	1,000,000	1,000,000	29,411	29,411

AIG SoundShore Holdings Ltd.	5,020,000	5,020,000	147,647	147,647

AIG SoundShore Opportunity Holding Fund Ltd.	4,325,000	4,325,000	127,205	127,205

AIG SoundShore Strategic Holding Fund Ltd.	3,530,000	3,530,000	103,823	103,823

American Fidelity Assurance Company	225,000	225,000	6,617	6,617

American Founders Life Insurance Company	300,000	300,000	8,823	8,823

Amerisure Companies/ Michigan Mutual Insurance Company	675,000	675,000	19,852	19,852

Amwest Surety Insurance Company	520,000	520,000	15,294	15,294

Associated Electric & Gas Insurance Services Limited	1,000,000	1,000,000	29,411	29,411

Bankers Life and Casualty Insurance Company — Convertible	2,000,000	2,000,000	58,823	58,823

Bay State Insurance Co. Ltd.	150,000	150,000	4,411	4,411

Blue Cross Blue Shield of Florida	750,000	750,000	22,058	22,058

CALAMOS® Global Convertible Fund — CALAMOS® Investment Trust	315,000	315,000	9,264	9,264

California State Auto Association Inter Insurance	900,000	900,000	26,470	26,470

California State Auto Association Retirement Pension	150,000	150,000	4,411	4,411

CapitalCare, Inc.	100,000	100,000	2,941	2,941

CareFirst of Maryland, Inc	325,000	325,000	9,558	9,558

Catholic Relief Insurance Company of America	600,000	600,000	17,647	17,647

	Principal Amount
	of Notes
	Beneficially Owned	Principal Amount	Common Shares	Common Shares
	Prior to the	of Notes	Owned Prior	Offered
Name	Offering	Offered Hereby	to the Offering(1)	Hereby(2)

CFFX, LLC	2,000,000	2,000,000	58,823	58,823

Champion International Corporation Master Retirement Trust	650,000	650,000	19,117	19,117

Charitable Convertible Securities Fund	1,000,000	1,000,000	29,411	29,411

Charitable Income Fund	160,000	160,000	4,705	4,705

CIF-PRP Fixed Income	370,000	370,000	10,882	10,882

City of Albany Pension Plan	275,000	275,000	8,088	8,088

City of Birmingham Retirement & Relief System	1,150,000	1,150,000	33,823	33,823

Condor Insurance Company	175,000	175,000	5,147	5,147

Conseco Annuity Assurance Company Convertible	1,000,000	1,000,000	29,411	29,411

Conseco Annuity Assurance Multi Bucket Annuity Convertible Bond Fund	6,000,000	6,000,000	176,470	176,470

Conseco Direct Life Insurance Company Convertible	2,000,000	2,000,000	58,823	58,823

Conseco Fund Group Convertible Securities Fund	1,000,000	1,000,000	29,411	29,411

Conseco Health Insurance Company Convertible	1,000,000	1,000,000	29,411	29,411

Conseco Senior Health Insurance Company Convertible	1,000,000	1,000,000	29,411	29,411

Credit Industriel D’Alsacce et de Lorraine	18,000,000	18,000,000	529,411	529,411

Delta Airlines Master Trust	2,700,000	2,700,000	79,411	79,411

D.E. Shaw Investments, L.P.	800,000	800,000	23,529	23,529

D.E. Shaw Valence, L.P.	1,200,000	1,200,000	35,294	35,294

Dorinco Reinsurance Company	900,000	900,000	26,470	26,470

EB Convertible Sec. Fd.	950,000	950,000	27,941	27,941

Educators Mutual Life Insurance Company	170,000	170,000	5,000	5,000

EIF Aquitaine	200,000	200,000	5,882	5,882

Employee Benefit Convertible Securities Fund	200,000	200,000	5,882	5,882

Equity & Convertible Fund	2,000,000	2,000,000	58,823	58,823

Fist Convertible Securities Fund	3,750,000	3,750,000	110,294	110,294

First Mercury Insurance Company	680,000	680,000	20,000	20,000

Forest Convertible Fund	300,000	300,000	8,823	8,823

Forest Fulcrum Fund LP	200,000	200,000	5,882	5,882

Forest Global Convertible Fund	800,000	800,000	23,529	23,529

Forest Performance Fund LP	1,300,000	1,300,000	38,235	38,235

Franklin Cust. Funds — Income Series	44,500,000	44,500,000	1,308,823	1,308,823

FreeState Health Plan, Inc.	100,000	100,000	2,941	2,941

FSS Strategic Income Fund	2,250,000	2,250,000	66,176	66,176

FVAF Income Securities Fund	4,400,000	4,400,000	129,411	129,411

Genesee County Employees’ Retirement System	275,000	275,000	8,088	8,088

Granville Capital Corporation	2,000,000	2,000,000	83,823	58,823

Group Hospitalization and Medical Services, Inc.	375,000	375,000	11,029	11,029

	Principal Amount
	of Notes
	Beneficially Owned	Principal Amount	Common Shares	Common Shares
	Prior to the	of Notes	Owned Prior	Offered
Name	Offering	Offered Hereby	to the Offering(1)	Hereby(2)

Health Fdn of Greater Cincinnati	200,000	200,000	5,882	5,882

HealthNow New York, Inc.	100,000	100,000	2,941	2,941

Highbridge International LLC	9,700,000	9,700,000	285,294	285,294

IL Annuity & Insurance Co.	12,000,000	12,000,000	352,941	352,941

Indiana Lumbermens Mutual Insurance Company	500,000	500,000	14,705	14,705

Jackson County Employees’ Retirement System	325,000	325,000	9,558	9,558

JC Penney Life Insurance Co	2,400,000	2,400,000	70,588	70,588

J.P. Morgan Securities, Inc.(4)	5,000,000	5,000,000	147,058	147,058

Kenwood Insurance Co. Ltd.	225,000	225,000	6,617	6,617

Kettering Medical Center Funded Depreciation Account	100,000	100,000	2,941	2,941

Key Tr. Convertible Sec. Fd.	250,000	250,000	7,352	7,352

Key Trust Fixed Income Fund	240,000	240,000	7,058	7,058

LDG Limited	1,000,000	1,000,000	29,411	29,411

Leonardo, L.P.	10,000,000	10,000,000	294,117	294,117

Lord Abbett Bond Debenture Fund	2,000,000	2,000,000	58,823	58,283

Lutheran Brotherhood	3,500,000	3,500,000	197,441	102,941

Luxor Asset Management	1,000,000	1,000,000	29,411	29,411

Macomb County Employees’ Retirement System	300,000	300,000	8,823	8,823

Mainstay Convertible Fund	9,000,000	9,000,000	264,705	264,705

Mainstay VP Convertible Portfolio	3,000,000	3,000,000	88,235	88,235

Michigan Professional Insurance Exchange	120,000	120,000	3,529	3,529

Nashville Electric Service	200,000	200,000	5,882	5,882

Nations Convertible Securities Fund	3,800,000	3,800,000	111,764	111,764

New York Life Insurance and Annuity Corporation	975,000	975,000	28,676	28,676

New York Life Insurance Company	9,025,000	9,025,000	265,441	265,441

New York Life Separate Account #7	500,000	500,000	14,705	14,705

NORCAL Mutual Insurance Company	250,000	250,000	7,352	7,352

Omnova Solutions	100,000	100,000	2,941	2,941

OPEI Local 12 Defined Benefit	100,000	100,000	2,941	2,941

Oxford, Lord Abbett & Co.	2,500,000	2,500,000	73,529	73,529

Parker-Hannifin Corporation	142,000	142,000	4,176	4,176

Parker Society/ Convertible	325,000	325,000	9,558	9,558

Physicians’ Reciprocal Insurers Account #7	2,000,000	2,000,000	58,823	58,823

Pioneer High Yield Fund	2,520,000	2,520,000	74,117	74,117

Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	1,170,000	1,170,000	34,411	34,411

Potlatch-First Trust Co of St. Paul	900,000	900,000	26,470	26,470

Premera Blue Cross	1,700,000	1,700,000	50,000	50,000

Premera Health Plus	100,000	100,000	2,941	2,941

ProMutual	305,000	305,000	8,970	8,970

	Principal Amount
	of Notes
	Beneficially Owned	Principal Amount	Common Shares	Common Shares
	Prior to the	of Notes	Owned Prior	Offered
Name	Offering	Offered Hereby	to the Offering(1)	Hereby(2)

Putnam Asset Allocation Funds — Balanced Portfolio	616,000	616,000	18,117	18,117

Putnam Asset Allocation Funds — Conservative Portfolio	377,000	377,000	11,088	11,088

Putnam Convertible Income — Growth Trust	593,000	593,000	17,441	17,441

Putnam Convertible Opportunities and Income Trust	206,000	206,000	6,058	6,058

Putnam High Income Convertible and Bond Fund	329,000	329,000	9,676	9,676

Radian Group Inc.	2,200,000	2,200,000	64,705	64,705

RBC Capital Services Inc.	250,000	250,000	7,352	7,352

RGA — Reinsurance Trust	3,000,000	3,000,000	88,235	88,235

Roofers Local 96 Annuity Fund	250,000	250,000	7,352	7,352

Salomon Smith Barney Inc.(5)	25,410,000	25,410,000	747,352	747,352

Sheet Metal Workers Local 10 Pension Fund	500,000	500,000	14,705	14,705

Southern Farm Bureau Life Insurance Company	850,000	850,000	25,000	25,000

SPT	1,250,000	1,250,000	36,764	36,764

Standard Insurance Company	1,000,000	1,000,000	29,411	29,411

Sylvan IMA Ltd.	1,000,000	1,000,000	29,411	29,411

Teachers Insurance and Annuity Association	2,500,000	2,500,000	73,529	73,529

The Cockrell Foundation	100,000	100,000	2,941	2,941

The Fondren Foundation	100,000	100,000	2,941	2,941

TQA Master Fund	4,000,000	4,000,000	117,647	117,647

TQA Master Plus Fund	2,000,000	2,000,000	58,823	58,823

Transamerica Life Insurance and Annuities Company	10,000,000	10,000,000	294,117	294,117

TVPSF Franklin Strategic Income Securities Fund	100,000	100,000	2,941	2,941

Unifi, Inc. Profit Sharing Plan and Trust	215,000	215,000	6,323	6,323

United Food and Commercial Workers Local 12262 and Employers Pension Fund	1,500,000	1,500,000	44,117	44,117

University of South Florida	425,000	425,000	12,500	12,500

University of South Florida Foundation	600,000	600,000	17,647	17,647

Van Kampen Harbor Fund	4,000,000	4,000,000	409,963 (6)	117,647

Van Waters & Rogers, Inc. Retirement Plan (f.k.a. Univar Corporation)	430,000	430,000	12,647	12,647

Victory Convertible Securities Fund	800,000	800,000	23,529	23,529

Victory Invest Quality Bond Fund	100,000	100,000	2,941	2,941

	Principal Amount
	of Notes
	Beneficially Owned	Principal Amount	Common Shares	Common Shares
	Prior to the	of Notes	Owned Prior	Offered
Name	Offering	Offered Hereby	to the Offering(1)	Hereby(2)

Von Ernst Global Portfolio-Convertible Bond	120,000	120,000	3,529	3,529

Zurich HFR Master Hedge Fund	150,000	150,000	4,411	4,411

Any other holder of notes or future transferees from any such holder(7)(8)	39,742,000	39,742,000	1,168,946	1,168,946

Total	$325,000,000	$325,000,000	9,970,640	9,558,824

(1)	Comprises the Equity Office common shares owned by each selling holder prior to the offering, including the number of whole Equity Office common shares for which the notes held by the selling holder may be exchanged at the initial exchange rate of $34.00 per share. Fractional shares will not be issued upon exchange of the notes; rather, cash will be paid instead of fractional shares, if any. The exchange rate and the number of Equity Office common shares issuable upon exchange of the notes may be adjusted under specified circumstances, which are described in greater detail under “Description of the Notes—Exchange of Notes” beginning on page 8 of this prospectus. Accordingly, the number of Equity Office common shares issuable upon exchange of the notes may increase or decrease from time to time.

(2)	Assumes exchange into Equity Office common shares of the entire aggregate principal amount of notes held by the selling holder at the initial exchange rate of $34.00 per share and the offering of those shares by the selling holder under this prospectus. Fractional shares will not be issued upon exchange of the notes; rather, cash will be paid instead of fractional shares, if any. The exchange rate and the number of Equity Office common shares issuable upon exchange of the notes may be adjusted under specified circumstances which are described in greater detail under “Description of the Notes—Exchange of Notes” beginning on page 8 of this prospectus. Accordingly, the number of Equity Office common shares issuable upon exchange of the notes may increase or decrease from time to time. The selling holders may offer and sell under this prospectus their notes, the Equity Office common shares for which their notes may be exchanged or both.

(3)	2,968,424 common shares of beneficial interest of Equity Office are owned directly by separate entities under management by AEW Capital Management, L.P., which entities do not include AEW Targeted Securities Fund II, L.P. AEW Targeted Securities Fund II, L.P. disclaims beneficial ownership of these securities.

(4)	J.P. Morgan Securities, Inc. and its affiliates have in the past provided Equity Office and its affiliates with investment banking and investment advisory services, including its advisory assignment and the delivery of a fairness opinion relating to the merger of Cornerstone Properties Inc., or Cornerstone, with and into Equity Office. In addition, Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities, Inc., served as sole lead arranger, bookrunner and co-syndication agent in arranging a new $1.0 billion revolving credit facility for EOP Partnership and served as joint lead arranger, joint bookrunner and syndication agent for a $1.0 billion term loan for EOP Partnership. In addition, in July 1998, prior to Cornerstone’s merger with Equity Office, William Wilson & Associates, or WWA, was merged with and into Cornerstone and J.P. Morgan Securities, Inc. rendered a fairness opinion in that transaction.

(5)	Salomon Smith Barney Inc. and its affiliates have in the past provided Equity Office and its affiliates with investment banking and investment advisory services. Salomon Smith Barney was the initial purchaser of the notes and acted as co-manager in the underwriting of $360,000,000 of 8.10% notes due August 1, 2010 of EOP Partnership.

(6)	Van Kampen Real Estate Securities Fund, an affiliate of Van Kampen Harbor Fund, owns 292,316 of these common shares.

(7)	Information concerning other selling holders of notes will be set forth in one or more prospectus supplements from time to time, as required. No holder may offer notes under this prospectus until the holder is included as a selling holder in a supplement to this prospectus as provided in the registration rights agreement relating to the notes.

(8)	Assumes that any other holders of notes or any future transferee does not beneficially own any Equity Office common shares other than Equity Office common shares issuable upon exchange of the notes at the initial exchange rate of $34.00 per share.

     Information concerning the selling holders may change from time to time, and any changed information will be contained in supplements to this prospectus if and when necessary. In addition, the per share exchange price, and therefore the number of Equity Office common shares issuable upon exchange of the notes, may be adjusted under specified circumstances. See “Description of the Notes—Exchange of Notes” beginning on page 8 of this prospectus. Accordingly, the aggregate principal amount of notes and the number of Equity Office common shares issuable upon exchange of the notes may increase or decrease. EOP Partnership and Equity Office will pay the expenses of registering the notes and the Equity Office common shares being offered by this prospectus.

PLAN OF DISTRIBUTION

      The selling holders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the notes and the Equity Office common shares issuable upon exchange of the notes directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The notes and the Equity Office common shares issuable upon exchange of the notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Sales maybe effected in transactions:

•	on any national securities exchange or quotation service on which the notes or the Equity Office common shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in non-exchange or non-market transactions;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the notes and the Equity Office common shares issuable upon exchange of the notes, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the Equity Office common shares issuable in exchange for the notes and deliver these securities to close out the short positions, or loan or pledge the notes or the Equity Office common shares issuable upon exchange of the notes to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling holders from the sale of the notes or the Equity Office common shares issuable upon exchange of the notes offered by them under this prospectus will be the purchase price of the notes or Equity Office common shares less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or the Equity Office common shares issuable upon exchange of the notes to be made directly or through agents. Neither EOP Partnership nor Equity Office will receive any of the proceeds from any sales of notes or Equity Office common shares under this prospectus.

      Equity Office’s outstanding common shares are listed for trading on the NYSE. EOP Partnership does not intend to list the notes for trading on the NYSE or any other national securities exchange, over-the-counter market or quotation system, and can provide no assurance that any trading market for the notes will develop.

      To comply with the securities laws of some states, if applicable, the notes and the Equity Office common shares issuable upon exchange of the notes may be sold in some jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the notes and the Equity Office common shares issuable upon exchange of the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes or the Equity Office common shares issuable upon exchange of the notes may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the notes or the Equity Office shares issuable upon exchange of the notes may be underwriting discounts and commissions under the Securities Act. Selling holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of these provisions.

      In addition, any securities covered by this prospectus which qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. A selling holder may not sell any notes or the Equity Office common shares issuable upon exchange of the notes and may not transfer, devise or gift such securities by other means not described in this prospectus. To the extent required, the specific notes or Equity Office common shares to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

      Equity Office, EOP Partnership and Salomon Smith Barney Inc., as initial purchaser of the notes, entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the Equity Office common shares issuable upon exchange of the notes under applicable federal and state securities laws under particular circumstances and at specified times, as described in greater detail under “Description of the Notes—Registration Rights” beginning on page 21 of this prospectus. The registration rights agreement provides for cross-indemnification of the selling holders, Equity Office and EOP Partnership and their respective trustees, partners, directors, officers and controlling persons against specified liabilities in connection with the offer and sale of the notes and the Equity Office common shares issuable upon exchange of the notes, including liabilities under the Securities Act. Equity Office and EOP Partnership will pay all of their own expenses and substantially all of the expenses incurred by the selling holders, except that each selling holder will be responsible for the payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of each of Equity Office and EOP Partnership included in its respective Annual Report on Form 10-K for the year ended December 31, 1999, as contained in its reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. The consolidated financial statements and schedule of each of Equity Office and EOP Partnership are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

      The consolidated financial statements and financial statement schedule of Cornerstone Properties Limited Partnership are incorporated in this prospectus by reference to the audited historical financial statements included as an exhibit in EOP Partnership’s Form 8-K dated July 5, 2000. Additionally, the consolidated financial statements and financial statement schedule of Cornerstone Properties Inc., which are included in its Annual Report on Form 10-K/A for the year ended December 31, 1999, are incorporated in this prospectus by reference to the audited historical financial statements included as an exhibit in Equity Office’s Form 8-K dated July 5, 2000. These consolidated financial statements and financial statement schedules of Cornerstone Properties Limited Partnership and Cornerstone Properties Inc. have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

      The validity of the securities offered by this prospectus and the description of the material U.S. federal income tax consequences related to these securities will be passed upon for EOP Partnership and Equity Office by Hogan & Hartson L.L.P., Washington, D.C.

You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of the notes, the note guarantees or the Equity Office common shares in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

$325,000,000

SENIOR EXCHANGEABLE NOTES

DUE NOVEMBER 15, 2008 OF

EOP OPERATING LIMITED PARTNERSHIP

EXCHANGEABLE INTO

COMMON SHARES OF

BENEFICIAL INTEREST OF

EQUITY OFFICE PROPERTIES TRUST

PROSPECTUS

December 5, 2000